Filed pursuant to Rule 424(b)(3)

Registration No. 333-134797

PROSPECTUS SUPPLEMENT NO. 2

to prospectus dated January 5, 2007

SOUTHLAND HEALTH SERVICES, INC.

Up to 28,148,695 Shares

Common Stock

This prospectus supplement supplements information contained in the prospectus dated January 5, 2007 relating to the offer and sale by the selling shareholders identified in the prospectus of up to 28,148,695 shares of our common stock. This prospectus supplement includes our attached Quarterly Report on Form 10-Q, which was filed with the U.S. Securities and Exchange Commission on May 21, 2007.

The information contained in such report is dated as of the date of such report. This prospectus supplement should be read in conjunction with the prospectus dated January 5, 2007, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated January 5, 2007 including any supplements or amendments thereto.

Investing in the shares involves risks and uncertainties. See “ Risk Factors” beginning on page 4 of the prospectus dated January 5, 2007 and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus dated January 5, 2007 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 22, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0001364796

SOUTHLAND HEALTH SERVICES, INC.

(Exact name of registrant, as specified in its charter)

FLORIDA	20-0340136
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2344 WOODRIDGE AVENUE, KINGSPORT, TN	37664
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number: (423) 247-9560

Indicate by check mark whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2) of the Exchange Act. Check one:

Large accelerated filer  ☐    Accelerated Filer  ☐    Non-accelerated filer  ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The number of shares outstanding of the Registrant’s common stock as of May 3, 2007 was 28,148,695.

PART I	FINANCIAL INFORMATION

Item 1.	Financial Statements

SOUTHLAND HEALTH SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

March 31, 2007 and DECEMBER 31, 2006

	(Unaudited)
	March 31 2007	December 31, 2006
ASSETS
CURRENT ASSETS
Cash	$30,881	$11,869
Accounts receivable - Trade	11,537,550	10,497,764
Prepaid expenses	350,357	328,666

TOTAL CURRENT ASSETS	11,918,788	10,838,299

FIXED ASSETS
Buildings	480,743	469,781
Furniture & fixtures	104,835	104,835
Equipment	1,882,589	1,803,646
Vehicles	4,655,246	4,436,800
Leasehold improvements	2,212	2,212

	7,125,625	6,817,274

Less: Accumulated depreciation	(4,581,723)	(4,401,135)

	2,543,902	2,416,139

OTHER ASSETS
Due from affiliated company	903,531	478,150
Prepaid insurance and deposits	619,025	725,386
Notes receivable	5,823,056	5,736,940
Other assets	693,225	465,473
Investments	1,002,000	1,002,000

	9,040,837	8,407,949

	$23,503,527	$21,662,387

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,151,978	$540,739
Accounts receivable line of credit	1,166,393	1,245,908
Bank overdrafts	1,354,002	1,365,964
Accrued wages	269,039	245,289
Accrued and withheld taxes	9,246,926	8,460,179
Other liability	527,522	479,976
Current portion of Notes payable	655,584	741,521

TOTAL CURRENT LIABILITIES	14,371,444	13,079,576

LONG-TERM DEBT
Notes payable - Officer	739,106	551,045
Notes payable	960,086	1,024,773

	1,699,192	1,575,818

TOTAL LIABILITIES	16,070,636	14,655,394

STOCKHOLDERS’ EQUITY
Common stock	28,149	28,149
(28,148,695 shares issued and outstanding as of June 30, 2006 and December 31, 2006)

Additional contributed capital	279,471	279,471
Retained earnings	7,125,271	6,699,373

	7,432,891	7,006,993

	$23,503,527	$21,662,387

See accompanying notes and accountant’s report.

SOUTHLAND HEALTH SERVICES, INC.

CONSOLIDATED STATEMENT OF INCOME

Three Months Ended March 31, 2007 (unaudited) and 2006 (unaudited)

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 2007	March 2006
REVENUES	$8,130,178	$8,683,257

EXPENSES
Payroll and employee benefits	5,394,500	4,928,650
Depreciation	180,588	122,695
Other operating expenses	1,865,166	2,219,009

	7,440,254	7,270,354

OPERATING INCOME/(LOSS)	689,925	1,412,903

OTHER INCOME (EXPENSE)
Interest income	116,267	75,530
Interest expense	(172,268)	(199,724)

Total other income/(expense)	(56,001)	(124,194)

INCOME/(LOSS) BEFORE TAX PROVISION	633,924	1,288,709

TAX PROVISION	(208,025)	(440,881)

NET INCOME(LOSS)	$425,898	$847,828

NET INCOME/(LOSS) PER SHARE	$0.02	$0.03

AVERAGE SHARES OUTSTANDING	28,148,695	28,148,695

See accompanying notes and accountant’s report.

SOUTHLAND HEALTH SERVICES, INC.

CONSOLIDATED STATEMENT CHANGES OF STOCKHOLDERS’ EQUITY

THREE MONTHS ENDED MARCH 31, 2007 (unaudited)

	COMMON STOCK SHARES	AMOUNT	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance at beginning of period - December 31, 2006	28,148,695	$28,149	$279,471	$6,699,373	$7,006,993

Net Income	—	—	—	$425,898	$425,898

Balance March 31, 2007	28,148,695	$28,149	$279,471	$7,125,271	$7,432,891

See accompanying notes and accountant’s report.

SOUTHLAND HEALTH SERVICES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Three Months Ended March 31, 2007 (unaudited) and 2006 (unaudited)

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 31, 2007	March 31, 2006
CASH FLOWS FROM OPERATION ACTIVITIES
Net Income/(Loss)	$425,898	$847,828
Adjustments to reconcile Net (Loss) to Net Cash provided from operating activities:
Depreciation and amortization	180,588	122,695
Stock/Note issued for assets

Changes in Assets and Liabilities
Accounts receivable	(156,632)	(86,054)
Prepaid expenses	(115,330)	(105,087)
Other Assets	(2,752)	951
Accounts payable	163,864	6,364
Accrued wages	23,750	(279,868)
Other liabilities and withheld taxes	834,293	677,303

CASH FLOWS FROM OPERATING ACTIVITIES	$1,353,680	1,184,132

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Fixed assets	(29,893)	(108,770)
Acquisition of Tri-County Ambulance Assets, net of payables assumed	(751,199)	0
Notes receivable-net	(86,116)	(37,495)
Purchase of Investments	—

CASH FLOWS USED IN INVESTING ACTIVITIES	(867,208)	(146,265)

CASH FLOWS FROM FINANCING ACTIVITIES
Due from affiliates - net	(425,381)	(155,141)
Notes Payable - Officers - net	188,061	0
Notes Payable - net	(230,139)	(882,841)

CASH FLOWS PROVIDED FROM/ (USED IN) FINANCING ACTIVITIES	(467,459)	(1,037,982)

NET CASH INCREASE/(DECREASE)	$19,012	(115)

CASH AT BEGINNING OF PERIOD	11,869	46,889

CASH AT END OF PERIOD	$30,881	$46,774

See accompanying notes and accountant’s report.

SOUTHLAND HEALTH SERVICES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Reporting

The consolidated financial statements reflect the activities of Southland Health Services, Inc. and its wholly owned subsidiaries Emergystat, Inc, MedExpress of Mississippi, LLC (a wholly-owned subsidiary of Emergystat, Inc.), Emergystat of Sulligent, Inc, Extended Emergency Medical Services, Inc. (a wholly-owned subsidiary of Emergystat of Sulligent, Inc.), Southland Health Services, LLC and Southland Health Services of Georgia, Inc. The financial statements presented are the consolidated financial statements of all entities as of and for the three months ended March 31 2007 and 2006, with selected data for the twelve months ended December 31, 2006.

Description of Business Operations

The Company operates its business and markets its services as Southland Health Services d/b/a Emergystat. Southland Health Services, Inc. and its subsidiaries provide emergency and non-emergency medical transportation (ambulance) services in seven states. The subsidiaries are Southland Health Services, LLC, Emergystat, Inc., Emergystat of Sulligent, Inc., Med Express of Mississippi, LLC, Extended EMS, Inc, and Southland Health Services of Georgia, Inc. Southland Health Services, Inc. (Southland) operates a medical transportation business with over 980 full and part-time employees and provides over 130,000 medical transports annually. Southland currently serves approximately 200 communities in seven states. Southland operates primarily within the southeast region of the United States. The Company intends to develop and expand contractual relationships in current and new markets. The ambulance group operates under the brand name “Emergystat”.

The Company operates in Alabama, Florida, Louisiana, Tennessee, Virginia, Kansas, Georgia and Mississippi.

Southland’s revenues for these services are primarily derived from fees charged for medical transportation services pursuant to contracts with governmental entities, hospitals, health care facilities, and other health care organizations. Southland’s revenue under these contracts originates from reimbursements under private insurance programs, government programs such as Medicare and Medicaid, reimbursement from a variety of governmental entities, and from fees paid directly by patients utilizing our services.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Property and Equipment

Property and Equipment are originally recorded at cost of acquisition. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to thirty-nine years. See also Note 14.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Trade Accounts Receivable

Trade accounts receivable are recorded net of an allowance for expected losses. The allowance is estimated based on historical experience. The Company’s accounts receivable can be classified into five categories of payors – Medicare, Medicaid, governmental entities, private insurance and private pay. Once all collection protocols are met, private pay accounts are sent to collection and written off to the allowance for bad debts. The remainder of the receivables is transferred to private pay once the last appeal-last denial has occurred. Once the collection protocols are met on these accounts as private pay, they are sent to collection and written off.

SOUTHLAND HEALTH SERVICES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

Revenue is recognized at the time of service and is recorded net of provisions for contractual discounts and estimated uncompensated care. Provisions for contractual discounts and estimated uncompensated care as a percentage of gross revenue and gross revenue less contractual discount provisions are as follows for the three months ended March 31:

	2007	2006
Gross revenue	100.0%	100.0%
Provision for contractual discounts	25.1%	26.2%
Provision for estimated uncompensated care	17.1%	18.2%
After contractual provisions	57.5%	55.6%

Healthcare reimbursement is complex and may involve lengthy delays. Third-party payors are continuing their efforts to control expenditures for healthcare, including proposals to revise reimbursement policies. The Company has from time to time experienced delays in reimbursement from third-party payors. In addition, third-party payors may disallow, in whole or in part, claims for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, determinations of medical necessity, or the need for additional information. Laws and regulations governing the Medicare and Medicaid programs are very complex and subject to interpretation. As a result, there is a reasonable possibility that recorded estimates will change materially in the short-term. Retroactive adjustments may change the amounts realized from third-party payors and are considered in the recognition of revenue on an estimated basis in the period the related services are rendered. Such amounts are adjusted in future periods, as adjustments become known.

The Company also provides services to patients who have no insurance or other third-party payor coverage. In certain circumstances, federal law requires providers to render services to any patient who requires emergency care regardless of their ability to pay.

NOTE 2: CONCENTRATION OF CREDIT RISK

The Company operates in Alabama, Florida, Louisiana, Tennessee, Virginia, Kansas, Georgia and Mississippi. Over 60% of the Company’s revenues consist of billings to Medicare and Medicaid and approximately 23% of the Company’s billing is to private insurance accounts. As such, the Company feels its overall credit risk is limited to those customers who are private pay and make up less than 17% of the Company’s overall revenue and therefore is very limited.

The Company maintains several bank accounts to conduct its operations. One or more of these accounts may have exceeded federally insured deposit limits during 2007 and 2006. At December 31, 2006 and March 31, 2007, none of the Company’s bank accounts exceeded such limits.

NOTE 3: PAYROLL TAXES PAYABLE

At December 31, 2006 and March 31, 2007 the Company was in arrears for several quarters of income tax withholding, social security withholding, and the employer’s share of social security. A portion of the arrearage was acquired as part of the acquisition of Emergystat of Sulligent, Inc. by Southland Health Services, Inc in 2004. In 2007, the overall outstanding payable to the IRS increased by approximately $800,000.00 from the 12/31/06 balance. The Company is currently in negotiations to obtain certain debt instruments which would allow the Company to satisfy it past due payroll tax obligations. The Company believes that under normal operational conditions cash provided from operations will allow the Company to remain current on any future payroll tax obligations.

SOUTHLAND HEALTH SERVICES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: NOTES PAYABLE

Long-term debt consists of various notes with interest rates ranging from 6% to 10% secured by ambulances, and emergency medical equipment.

Notes Payable Consist of the following at March 31, 2007 and December 31, 2006:

	March 31, 2007	December 31, 2006
Ambulance financing	$999,082	$1,271,681
Acquisition debt	576,587	494,612
A/R Financing	1,166,393	1,245,908
All other debt	779,106	551,045
Total	3,521,168	3,563,247
Note payable - Officer	(739,106)	(551,045)
Less A/R Financing	(1,166,393)	(1,245,908)
Less Current Portion	(655,584)	(741,521)

Total Long Term Debt	$960,086	$1,024,773

Debt maturities are as follows:

2007	$2,947,129	$2,989,208
2008	325,210	325,210
2009	157,734	157,734
2010	81,166	81,166
2011	9,929	9,929

Total	$3,521,168	$3,563,247

Ambulance Financing

The Company has entered into various installment notes for the financing of ambulances used in its operations. All of the ambulance financing has a maturity of three years or less. The proceeds of some of the bank notes were used for working capital but are secured by ambulances. These notes carry various rates of interest from 5% to 10% and various monthly payments. At March 31, 2007, the Company was current on all payments on these notes.

Acquisition Debt

On March 23, 2007 Southland Health Services of Georgia, Inc., a wholly owned subsidiary of Southland Health Services, Inc. purchased the assets of Tri-County Ambulance, LLC. $564,587 of the debt reported in this category as acquisition debt is related to this purchase and $12,000 is the remaining obligation towards the purchase of a small operation in Southwest Virginia. The acquisition note is a 5-year convertible note carrying an interest rate of 6.5% and is payable in 5 annual installments of $135,859.

A/R Financing

The A/R Financing –Line of Credit with General Electric Capital Corporation (“GE Capital”) is a $5,000,000 revolving line of credit with a term of two years with a minimum interest rate of 6.5%. The line of credit is secured by the Company’s accounts receivable and other Company assets. See also Note 8-Legal.

SOUTHLAND HEALTH SERVICES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: INCOME TAXES

The Company was formally a wholly owned subsidiary of Bad Toys Holding Company, a Nevada corporation. The Company will file tax returns for 2006 as part of the consolidated group of Bad Toys Holding Company. Bad Toys Holding Company currently has operating loss carry forwards that will offset the net earnings of the Company. In quarter ending March 31, 2007, the Company recognized tax obligations of $208,025. These obligations are offset on the Company’s balance sheet by amounts due from the parent company and are eliminated in consolidation.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

	(unaudited)	(unaudited)
	March 31 2007	March 31 2006
Tax provision	$208,025	$440,881
Tax Allowance	0	440,881
Tax Benefit	0	0

Tax Benefit/(Provision) Net	$208,025	$440,881

The Company has a current year tax provision of $284,952, $274,025, $1,481,817, $0 and $0 at June 30, 2006 (unaudited) and 2005 (unaudited), December 31, 2005, 2004 and 2003, respectively. The amount is reduced by recognition of tax benefits from years prior to January 1, 2005. At December 31, 2004, the Company had a net operating loss (NOL) carryforward of $966,397. The NOL created a deferred tax asset for the Company which was reduced by a valuation allowance as it could not be determined at December 31, 2004 that the Company would have sufficient profits to utilize the benefit of the NOL.

	(unaudited)	(unaudited)
	March 31 2007	March 31 2006
Deferred Tax Asset	$0	$0
Valuation Allowance	0	0

Deferred Tax Asset - Net	$0	$0

NOTE 6: LEASES

Southland Health Services, Inc. leases local stations, communication tower space and equipment for its ambulance services. Most of the Company lease expense is for station locations and these leases are primarily for a period of one year or less. The Company also leased ambulances and other equipment for use in its operations.

Future minimum lease payments are as follows:

Year	Amount
2007	$659,208
2008	$43,977
2009	$43,977
2010	$0
2011	$0

SOUTHLAND HEALTH SERVICES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: NOTES RECEIVABLE

Glenn Crawford, the previous Chief Executive Officer and majority shareholder of the Company issued the following promissory notes to Emergystat, Inc., a subsidiary of the Company: (1) a promissory note dated December 31, 2002 having an original principal balance of $702,568, (2) a promissory note dated December 31, 2003 having an original principal balance of $1,000,000, and (3) a promissory note dated December 31, 2003 issued by Crawford having an original principal balance of $500,000 (each individually, a “Crawford Note,” and collectively, the “Crawford Notes”). In total, Glenn Crawford borrowed, in the aggregate, an original principal amount of $2,202,568 from Emergystat, Inc. (the “Original Borrowings”). Prior to the acquisition of Southland Health Services, Inc. by Bad Toys Holdings, Inc., Glenn Crawford was the majority shareholder of Southland. He was also the majority shareholder of Emergystat, Inc. and Emergystat of Sulligent, Inc. prior to their roll up into Southland. Mr. Crawford controlled all operations and activities as majority shareholder. Mr. Crawford received direct cash loans and directed other payments for his personal benefit. These transactions were recorded as loans to Mr. Crawford in the records of the Company or its subsidiaries. Company auditors provided notes for Mr. Crawford to execute for the benefit of the Company to document his transactions.

The Crawford Notes accrue interest at the prime rate of interest as reported in the Wall Street Journal and are due and payable over the next ten years. Each Crawford Note anticipates that future advances will be made from time to time. Specifically, each Crawford Note provides that “[this note] includes any future funds borrowed by Glenn Crawford. The new debt will be added to the then existing balance.” During the year ended December 31, 2005, the Company increased the outstanding balance of the Crawford Notes upon its discovery that certain amounts classified as “other assets” and “inter-company accounts” on the Company’s balance sheet were actually funds used by Mr. Crawford for his personal use or by non-affiliated entities controlled by Mr. Crawford. This reclassification resulted in an increase of approximately $2,298,935 to the outstanding balance of the Crawford Notes. In addition, under Mr. Crawford’s tenure, the Company had not accrued interest on the Crawford Notes. The Company now has properly accrued interest on each Crawford Note, commencing on the date of issuance of each Crawford Note. Finally, as supplemental information, the Company currently maintains its operations center in Vernon, Alabama. The building is owned by Mr. Crawford. The monthly rent for use of the facility is applied to the Crawford Notes. The monthly rent charged is $10,000. As of December 31, 2006 and March 31, 2007, the aggregate outstanding balances of the Crawford Notes were $5,736,940 and $5,823,056, respectively.

NOTE 8: LEGAL MATTERS

The Company operates in the health care industry, which by its nature is a litigious industry. Consequently, the Company is subject to frequent litigation and, at December 31, 2005, is a defendant in several lawsuits. The Company plans to vigorously defend itself in all matters.

Pacific Capital, L.P. v. Emergystat, Inc., et al. On August 24, 2005, Pacific Capital, LP (“Pacific Capital”) filed a complaint in the Law Court for Sullivan County at Kingsport, Tennessee, Civil Action No. C36478(M) naming eleven defendants, including the Company, our subsidiaries, Emergystat, Inc. and Southland Health Services, LLC, and our parent company, Bad Toys Holdings, Inc. The complaint seeks to recover $874,437.44 (plus interest, costs, and attorney’s fees) that Pacific Capital alleges it is owed under a Secured Promissory Note issued by Quality Care Ambulance Service, Inc. (“QCA”) and Quality Transportation Services, Inc. (“QTS”) to Pacific Capital in the original principal amount of $1,100,000 (the “Note”). The complaint also seeks an award of punitive damages in the amount of $3 million, or alternatively, an award of treble damages. The primary crux of Pacific Capital’s complaint is centered around its allegations that Southland Health Services, LLC, assumed a debt owed to Pacific Capital by QCA in the amount of $602,389.43 and that the Company and Bad Toys are liable to Pacific Capital under a successor-in-interest and/or merger/consolidation theory. Pacific Capital has asserted a total of twenty-two claims against the various defendants in the case. Southland Health Services, LLC, Bad Toys Holdings, Inc., and the Company vigorously oppose the allegations and claims of Pacific Capital, and believe that no monies are owed to Pacific Capital by them. Pacific Capital voluntarily dismissed Defendant Joseph Cerone from this case in March 2007. It is suspected that Defendant Cerone was dismissed so that Pacific Capital could obtain relief from the automatic stay imposed in the case by Defendant Cerone’s bankruptcy. Because he has been dismissed from the case, Defendant Cerone’s previously-filed motion to consolidate this case with Bad Toys Holdings, Inc. v. Glenn Crawford, et al. is now moot. The Court recently held a scheduling conference with the parties, during which a number of deadlines were set, including a jury trial date of September 15, 2008. An estimate cannot be made as to the likelihood of an adverse outcome and we cannot give nor estimate a range of possible loss.

SOUTHLAND HEALTH SERVICES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mississippi Division of Medicaid Investigation. On October 1, 2004, the Attorney General of Mississippi, through its Medicaid Fraud Control Unit, initiated an investigation of the Company’s subsidiary, Med Express of Mississippi, LLC (“Med Express”), regarding various billing issues including Leake County, Mississippi. The period under review is from January 2000 through December 2004, which occurred prior to the acquisition of the Company by Bad Toys Holdings, Inc. The Company is contractually obligated by the county governments to provide Advance Life Support (“ALS”) service in response to all calls it receives in the Mississippi counties in which it operates. Due to this, prior management billed the State of Mississippi at an ALS rate for each transport provided, even if a Basic Life Support (“BLS”) service would have been sufficient under the circumstances. The State of Mississippi has taken the position that it should have been billed at a BLS rate if a BLS transport was provided, regardless of what type of service mandated by the county. Due to these actions, the State of Mississippi has issued an assessment to the Company based on a statistical sample, which the Company believes contains multiple errors. The Company has hired an expert statistician to review the findings of the State of Mississippi. The consultant and the State are working together to resolve the matters related to the statistical sample. An estimate cannot be made as to the likelihood of an adverse outcome and we cannot give and estimate a range of loss. The Company continues to treat this matter very seriously and is working with the Attorney General to resolve this matter as expeditiously as possible. In addition, it now bills the State of Mississippi based on the type of service provided and no longer bases its billing on the type of ambulance used to perform the service.

Emergystat of Sulligent, Inc. v. United States Internal Revenue Service. The Internal Revenue Service has assessed Emergystat of Sulligent, Inc. (“Sulligent”), a subsidiary of the Company with a deficiency of approximately $2,800,000, inclusive of penalties and interest, for the entity’s failure to collect and remit employment taxes for the tax periods ended December 2000, December 2001, September 2002, December 2002, March 2003, December 2003, June 2004 and September 2004. On May 18, 2005, the Internal Revenue Service issued its Notice of Determination Concerning Collection Action(s) under § 6320 and/or 6330. Pursuant to the notice, the Internal Revenue Service advised Sulligent that it would not be eligible for collection alternatives and that the Internal Revenue Service could proceed to levy against Sulligent’s assets. On June 16, 2005, Sulligent filed a complaint against the United States in the United States District Court for the Northern District of Alabama, case number 05-cv-01319, pursuant to 26 U.S.C. § 6330, requesting a review of the Internal Revenue Services’ collection actions. By the filing of this action, the Internal Revenue Service is stayed from taking further collection actions against Sulligent, pending the disposition of the lawsuit. The government has filed a Motion for Summary Judgment, which, if granted, would result in the dismissal of the lawsuit. The Motion for Summary Judgment was scheduled to be heard on August 21, 2006. On August 17, 2006, the government filed a motion asserting that cause exists under 26 U.S.C. § 6330(e)(1) to permit the Internal Revenue Service to levy while the action is pending, on the grounds that Sulligent incurred substantial new unpaid employment tax liabilities after filing the district court action. The court found for the Internal Revenue Service, which may now levy upon the assets of Sulligent.

General Electric Capital Corporation v. Bad Toys Holdings, Inc. On or about March 6, 2006, GE Capital filed a complaint against our parent company, Bad Toys Holdings, Inc. in the United States District Court for the District of Maryland, Civil Action No. 06-cv-559. GE Capital’s complaint arose from the Tri-Party Agreement that GE Capital contends obligates Bad Toys to guarantee the performance of Emergystat, Inc., a Mississippi corporation, Emergystat of Sulligent, Inc., an Alabama corporation, Extended Emergency Medical Services, Inc., an Alabama corporation, and Med Express of Mississippi, LLC, a Mississippi limited liability company (collectively, the “Borrower”) under that certain Loan and Security Agreement dated April 30, 2003 by and among the Borrower and GE Capital (the “GE Line of Credit”) and the Borrower’s payment of its obligation to GE Healthcare Financial Services (the “GE Healthcare Obligation”) (the “Guaranty”). The GE Line of Credit is a $5,000,000 revolving line of credit with a term of two years and a minimum interest rate of 6.5% and is secured by the Borrower’s accounts receivables. Bad Toys responded to the complaint and filed affirmative defenses that, if successful, would have denied any relief in favor of GE Capital. On October 12, 2006, GE Capital moved for summary judgment against Bad Toys, seeking at least $2 million on its claims. Both parties exchanged written discovery in the case, and the company deposed GECC. On February 26, 2007, the court heard oral arguments on GE Capital’s motion for summary judgment. After the hearing, the Court granted GE Capital’s motion in part in the amount of $1,745,452 and deferred ruling on the balance of GE Capital’s claims in the approximate amount of $532,000. A final hearing on the matter is scheduled for June 11, 2007.

SOUTHLAND HEALTH SERVICES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Bad Toys Holdings, Inc. v. Glenn Crawford, et al.; Glen Crawford, et al. v. Emergystat of Sulligent, et al.; Glenn Crawford, et al. v. Bad Toys Holdings, Inc., et al. On December 12, 2005, our parent company, Bad Toys Holdings, Inc. filed a complaint in the Law Court for Sullivan County at Kingsport, Tennessee against Glenn Crawford, Joseph Donovan, and Joe Cerone, the former shareholders of the Company, seeking, among other things, a purchase price adjustment under the Capital Stock Purchase Agreement entered into by the parties on February 4, 2005, by which Bad Toys purchased all of the outstanding stock of the Company. The defendants misrepresented to Bad Toys the financial condition of the Company, thereby causing a significant inflation in the agreed upon purchase price. Bad Toys has asserted various claims, and with the litigation, it expects to obtain at least a reduction in the purchase price of the Company. Bad Toys has also demanded compensatory and punitive damages.

Defendant Joseph Cerone was voluntarily dismissed from the case of Pacific Capital, L.P. v. Emergystat, Inc., et al.; therefore, his motion to consolidate the Pacific Capital case with this case is now moot. Defendant Cerone’s bankruptcy filing has put an automatic stay on further proceedings in this matter.

In addition to the foregoing proceedings, the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Other than those proceedings described above, neither the Company nor its property is a party to any known proceeding that a governmental authority is contemplating.

NOTE 9: SHAREHOLDRES’ EQUITY

The Company had 300,000,000 shares authorized and 28,148,695 shares outstanding as of December 31, 2006 and March 31, 2007.

Preferred Stock

Mr. Lunan currently holds shares of preferred stock in Bad Toys Holdings, Inc. (“Bad Toys”). The Company has approved the issuance of preferred shares with identical rights, preferences and designations to those preferred shares Mr. Lunan currently holds in Bad Toys.

NOTE 10: EMPLOYEE BENFITS

The Company maintains a 401(k) Profit Sharing Plan (the “Plan”) that covers all eligible employees who have had at least one year of employment with the company. In accordance with the Plan, the Company may match a percentage of employee contributions determined at the end of each Plan year on a discretionary basis by management of the Company. The Company has not paid any matching or discretionary payments for the periods reported.

NOTE 11: LETTER OF CREDIT

In September 2005, the Company entered into an agreement with BB & T (the bank) of Kingsport, TN whereas the bank issued a letter of credit in the amount of $600,000.00 for the benefit of U.S Fire Insurance Company of Morristown, NJ as underlying collateral for the Company’s workers compensation policy. This letter of credit is fully supported by a CD in the amount of $600,000.00 which is held by the bank. In the third quarter of 2006, the Company increased this amount by $400,000 at the request of the Insurance Carrier whereas the total amount of the letters of credit and the CD which serves as collateral for the letters of credit is $1,000,000. See also Note 12: Worker Compensation Insurance.

SOUTHLAND HEALTH SERVICES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: WORKER COMPENSATION INSURANCE

On June 21, 2005, the Company was issued a policy from U. S Fire Insurance Company of Morristown, NJ for workers compensation coverage. This policy ran from June 21, 2005 to June 20, 2006 and contains per claim deductible amounts of $350,000.00 with an aggregate stop loss of $1,600,000.00. On June 22, 2006 the Company renewed this policy. This policy is supported by a $1,000,000 Letter of Credit issued by BB & T of Kingsport, TN. The Letter of Credit is fully secured by a CD in the amount of $1,000,000 which is held by BB & T. The Company elected to increase it per claim deductibles after analysis of its past years historical claims in anticipation of lowered annual cost of it workers compensation insurance. Historically, the Company had paid approximately $1.2 million dollars per annum for full workers compensation coverage. The Company believes that under the new plan structure it will realize significant savings. Through June 30, 2006 or 12 months the Company had paid approximately $300,000 in policy administrative cost and approximately $215,000 in actual claim losses. On March 31, 2007, US Fire Insurance Company had reserved an additional $229,000 as possible losses on pending claims for the plan year ending June 2006 and approximately $53,000 reserves for the current year plan.

The Company renewed the policy on June 21, 2006 with U. S. Fire Insurance Company. The Company was required to supply a new Letter of Credit for the new policy year. As requirements for the renewal the Company provided $400,000 additional Letter of Credit in the form of two equal increases to existing Letters of Credit of $200,000 each. The Company placed collateral in the form of a certificate of deposit as support for the $400,000 Letter of Credit obtained to cover the new policy year. The Company funded the additional collateral through its operational cash flow.

Under this insurance program, we establish reserves, using actuarial estimates, for all losses covered under the policies As such; we believe our estimates have been accurate in the past. We are not aware of anything that would likely cause these estimates to change materially. To the extent our losses exceed our collateral and assets or the limits of our insurance policies; they will have to be funded by us. If we are forced to satisfy losses that exceed our policy limits we may be forced to liquidate certain material assets to satisfy these obligations. This would have a material adverse effect on the Company’s results of operations and financial condition.

NOTE 13: COMMON STOCK

Bad Toys Holdings, Inc., the 100% owner of Southland Health Services, Inc. (the Company) declared a stock dividend of .9825 shares of Southland Health Services, Inc. for each Bad Toys Holdings, Inc. share issued and outstanding as of January 12, 2006. The purpose of this stock dividend was to affect the spin-off of 75% of the Company. In connection with this declaration, Bad Toys Holdings, Inc. authorized 300,000,000 common shares of Southland Health Services, Inc. carrying a par value of $.001, of which 28,148,695 will be outstanding post spin-off. The change became effective January 12, 2006 as directed by the Board of Directors of the Company. The change in the capital structure has been given retroactive effect in the Balance Sheets of the Company. Subsequently, the Company has restated its earnings per share for the un-audited quarterly periods ended March 31, 2006, to calculate those earnings per share, and restated the equity section of the balance sheet for the audited period ended December 31, 2006 and the un-audited period ended September 30, 2006 as if these shares had been outstanding at the beginning of the periods reported.

NOTE 14: MERGERS AND ACQUISITIONS OF CERTAIN ASSETS

Effective March 23, 2007, Southland Health Services of Georgia, a wholly owned subsidiary of Southland Health Services, Inc. acquired certain assets and assumed certain liabilities of Tri County Ambulance Service of Ellijay, GA for $1.0 million dollars in cash and notes. Under the purchase agreement, the former owner of Tri County Ambulance would receive an initial down payment of $.14 million and a five-year convertible note payable in annual installments and carrying the interest rate of 6.5%. The balance of the purchase price is made up of the assumption of certain operating liabilities. The purchase price allocation was finalized during the quarter ended March 31, 2007, and based on estimated fair values, is as follows (in thousands):

Purchase consideration	$1,000
Allocated to:
Accounts receivable	$883
Prepaid supplies	25
Property and equipment	278
Identifiable intangible assets	0
Accounts payable and other accrued liabilities	(186)

Total allocation	1,000

Goodwill	$0

Property and Equipment is primarily made up of ambulances with a estimated remaining useful life of 3-5 years.

Item 2.	Management’s Discussion and Analysis or Plan of Operation

General

Southland Health Services, Inc., (“Southland,” “we,” “us,” or the “Company”) a Florida corporation with corporate offices located in Vernon, Alabama and Kingsport, Tennessee, was formed in 2003 to provide health care services including emergency and non-emergency ambulance services. Ambulance services are offered under the trade name “Emergystat.” Effective as of May 2, 2004, the Company acquired 100% of Emergystat, Inc. and Emergystat of Sulligent, Inc., and 100% of Southland Health Services, LLC. Southland’s subsidiaries include Southland Health Services, LLC, Emergystat, Inc., Emergystat of Sulligent, Inc., Med Express of Mississippi, LLC, and Extended EMS, Inc.

Changes in Financial Condition

Results of Operations

Comparison of Quarters Ended March 31, 2007 and March 31, 2006.

Revenues. Revenues for the quarter ended March 31, 2007 were $8.1 million, compared to $8.7 million for the quarter ended March 31, 2006, which represents a decrease of .6 million This decrease was attributable to the Company moving out of less profitable geographic areas it serves as well as lower run transport volume in our 911 operations.

Operating Costs. Operating cost increased $.17 million for the quarter ended March 31, 2007 to $7.44 million when compared to $7.27 for the quarter ended March 31, 2006. This increase was due principally to increase in wages, fuel costs and other operational costs. We have also incurred increased legal fees in connection with our defense of certain acquired lawsuits set forth in greater detail in the section entitled “Legal Proceedings.” We also have incurred additional professional accounting and legal fees in connection with the preparation and filing of our Registration Statement on Form S-1.

Other Income/ (Expense). Other Expense decreased $.07 million for the quarter ended March 31, 2007 to $.06 million, when compared to $.12 million for the quarter ended March 31, 2006. The decrease in other expense is primarily attributable to reduced interest expense incurred by the Company for the quarter. The decrease in interest expense is associated with reduced interest expense and forbearance fees associated with the alleged default under the GE line of credit.

Net Income/Loss. Net Income decreased $.4 million for the quarter ended March 31, 2007 to $.4 million, when compared to $.8 million for the quarter ended March 31, 2006. The decrease in net income is primarily attributable to an increase in direct wage cost caused by increases in overtime; higher fuel and other operating cost; increased legal fees associated with the defense of certain acquired lawsuits and the filing of the S-1; and decreases in net revenue due to lower 911 call volume and the transition from certain non-performing contracts.

Liquidity and Capital Resources

Cash and cash equivalents were $.03 million and $.05 million as of March 31, 2007 and March 31, 2006, respectively. The Company requires cash to pay its operating expenses, make capital expenditures and service its debt and other long-term liabilities. The Company’s principal source of funds is from its operations. The Company’s management believes that the Company’s cash on hand and funds generated from operations will be sufficient to fund its ongoing operations, but will not be sufficient to retire the full amount of the obligations asserted to be owing to the Internal Revenue Service and General Electric Capital Corporation (“GE Capital”). The Company is actively seeking external sources to satisfy and restructure its debt and other long-term liabilities. The Company is currently in negotiations to secure a $10,000,000 asset-based line of credit. If successful, the Company will use the proceeds from the line of credit to retire the full amount of the indebtedness asserted to be owing to the Internal Revenue Service and GE Capital. Even though the Company can sustain its current operations internally, in addition to obtaining an asset-based line of credit, the Company’s financing plans for 2007 also include raising additional capital through a private placement of its equity securities. If the Company cannot secure a funding source to retire the indebtedness to the IRS and GE Capital, it may be forced to file bankruptcy or liquidate certain material assets to satisfy these debts. Either of these alternatives would have a material adverse effect on the Company’s results of operations and financial condition. Furthermore, although we believe that our currently available working capital will be sufficient to continue our business for at least the next twelve (12) months, should our costs and expenses prove to be greater than we currently anticipate due to the unsuccessful outcome of any of the legal proceedings described in this filing, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, such as through the acquisition of new product lines, the depletion of our working capital would be accelerated. As noted above, we are seeking to secure a $10,000,000 asset-based line of credit. However, we cannot give you any assurance that we will be able to secure the additional cash or working capital we may require to continue our operations.

The Company expects to continue its improved cash collections and intense management of collections over the next twelve months. The Company’s plans also include expansion via acquisition of ambulance service companies as well as additional new provider contracts.

Accounts Receivable. Effective March 23, 2007, Southland Health Services of Georgia, Inc., a wholly-owned subsidiary of the Company, acquired certain assets and assumed certain liabilities of Tri Country Ambulance Service of Ellijay, Georgia for $1.0 million in cash and promissory notes. As a result of this transaction, the Company acquired approximately $883,000 in accounts receivable, contributing substantially to the increase in accounts receivable seen in the financial statements which are a part of this report. This transaction also increased accounts payable by approximately $186,000.

Quarter ended March 31, 2007 and 2006

Operating Activities. Net cash provided by operating activities was $1.35 million for the quarter ended March 31, 2007, compared to $1.18 million for the quarter ended March 31, 2006. Contributing to the cash provided from operating activities during the quarter ended March 31, 2007 was net income from continuing operations of $.43 million, offset by depreciation and amortization of $.18 million, and changes in working capital of $.75 million

Investing Activities. Investing activities related to continuing operations used $.87 million for the quarter ended March 31, 2007, compared to $.15 million for the quarter ended March 31, 2006. In the quarter ended March 31, 2007, we made capital expenditures of $.03 million, mainly for ambulances as well as productivity improvements and for system and facility costs.

Financing Activities. In the quarter ended March 31, 2007, financing activities used $.47 million of cash comprised of $.23 million for reduction in notes payable, $.43 million advanced to affiliates and $.19 million received from the majority shareholder. In the quarter ended March 31, 2006, financing activities used $1.0 million of cash comprised of $.9 million for reduction in notes payable, and $.15 million advanced to affiliates.

Borrowing Arrangements

Senior Secured Credit Facility. As part of, and as a condition to Bad Toys’ acquisition of the Company, on February 3, 2005, Bad Toys allegedly guaranteed the performance of the Company’s subsidiaries, Emergystat, Inc., a Mississippi corporation, Emergystat of Sulligent, Inc., an Alabama corporation, Extended Emergency Medical Services, Inc., an Alabama corporation, and Med Express of Mississippi, LLC, a Mississippi limited liability company (collectively, the “Borrower”) under that certain Loan and Security Agreement dated April 30, 2003 by and among the Borrower and GE Capital (the “GE Line of Credit”) and the Borrower’s payment of its obligation to GE Healthcare Financial Services (the “GE Healthcare Obligation”) (the “Guaranty”). The GE Line of Credit is a $5,000,000 revolving line of credit with a term of two years and a minimum interest rate of 6.5% and is secured by the Borrower’s accounts receivables. The Borrower allegedly defaulted under both the GE Line of Credit and the GE Healthcare Obligation. As a result of the alleged default, GE Capital has filed suit against Bad Toys seeking enforcement of its alleged guaranty of these obligations (for a further discussion, please see the section entitled “Part II, Item 1, Legal Proceedings”). On or about February 26, 2007, the Court granted GE Capital’s Motion for Summary Judgment against Bad Toys in part in the amount of $1,745,452 and deferred ruling on the balance of GE Capital’s claims in the approximate amount of $532,000. A final hearing on the matter is scheduled for June 11, 2007.

Since the GE Line of Credit was in forbearance at the time Bad Toys acquired Southland Health Services, Inc. in 2004, Bad Toys had no borrowing capability under the GE Line of Credit in 2006. While Bad Toys is disappointed in the outcome of the litigation, it continues to believe that the short term impact on its cash flow will be positive as it currently does not have the obligation to pay the excessive forbearance fees, legal fees, penalties, and interest it paid during fiscal 2005.

As previously stated, the Company is in negotiations and if successful will enter into a new asset-based line of credit, whose proceeds in part will be used to satisfy the judgment obtained by GE Capital.

Liquidity

The Internal Revenue Service has assessed Emergystat of Sulligent, Inc. (“Sulligent”), a former subsidiary of the Company, with a deficiency of approximately $2,800,000, inclusive of penalties and interest, for the entity’s failure to collect and remit employment taxes for the tax periods ended December 2000, December 2001, September 2002, December 2002, March 2003, December 2003, June 2004 and September 2004. On May 18, 2005, the Internal Revenue Service issued its Notice of Determination Concerning Collection Action(s) under § 6320 and/or 6330. Pursuant to the notice, the Internal Revenue Service advised Sulligent that it would not be eligible for collection alternatives and that the Internal Revenue Service could proceed to levy against Sulligent’s assets. On June 16, 2005, Sulligent filed a complaint against the United States in the United States District Court for the Northern District of Alabama, case number 05-cv-01319, pursuant to 26 U.S.C. § 6330, requesting a review of the Internal Revenue Services’ collection actions. On March 7, 2007, the Court granted the Internal Revenue Service’s Motion for Summary Judgment and Motion to Permit Levy. As such, the Internal Revenue Service may now levy on Sulligent’s assets to satisfy the above-described tax deficiencies.

In addition to the foregoing proceeding, the Internal Revenue Service also assessed Sulligent with a deficiency of approximately $2,800,000, inclusive of penalties and interest, for the entity’s failure to collect and remit employment taxes for the tax periods ended December 31, 2005 and March 31, 2006. On July 5, 2006, the IRS sent Sulligent a Notice of Intent to Levy in connection with the assessment. Shortly thereafter, Sulligent filed a Collection Due Process request in response to the proposed levy. On October 19, 2006, the IRS issued its Notice of Determination Concerning Collection Action(s) under § 6320 and/or 6330 in response to Sulligent’s Collection Due Process Request. Pursuant to the notice, the IRS advised Sulligent that it would not be eligible for collection alternatives and that the IRS could proceed to levy against Sulligent’s assets. On November 20 2006, the period under which Sulligent could request a review of the IRS’s collection actions expired. As such, the IRS also may levy Sulligent’s assets to satisfy the above-described tax deficiencies.

In total, the Internal Revenue Service has assessed Sulligent with a deficiency of approximately $5,800,000 and may levy Sulligent’s assets to satisfy this deficiency. The Company is treating this matter very seriously and is working aggressively with the Internal Revenue Service to resolve this matter. The Company is currently in negotiations to secure a $10,000,000 asset based line of credit. If successful, the Company will use the proceeds from this line to retire the indebtedness to the Internal Revenue Service and GE Capital. However, if the Company cannot secure a funding source to retire the indebtedness to the IRS and the IRS proceeds to levy, Sulligent may be forced to file bankruptcy or liquidate certain material assets to satisfy these debts. Either of these alternatives would have a material adverse effect on the Company’s results of operations and financial condition.

Liquidity And Proposed Plans For The Next Twelve Months

The Company’s management believes that the Company’s cash on hand and funds generated from operations will be sufficient to fund its ongoing operations throughout the upcoming year, but will not be sufficient to retire its outstanding obligations to the Internal Revenue Service and GE Capital. The Company is currently in negotiations to secure a $10,000,000 asset based line of credit. If successful, the Company will use the proceeds from this line to retire the indebtedness to the Internal Revenue Service and GE Capital. However, no assurances can be given as to the outcome of these negotiations.

The Company expects to identify from time to time, as part of its growth strategy, potential acquisition candidates and, depending on the size of the acquisition require additional capital to be provided either through increases in an asset-based line of credit, various structured financing, or equity raises.

Contractual Obligations and Commercial Commitments

The following table describes our commitments to settle contractual obligations as of March 31, 2007:

	Payments due by period (Amounts stated in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable-current	$655	$655
Long-term debt	2,866	2,947	483	90
Operating lease Obligations	1,532	692	360	240	240
Capital lease Obligations
Purchase obligations
Other Long-Term Liabilities
Total contractual obligations	$5,053	$4,294	$843	330	240

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make significant estimates and judgments which affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We evaluate our estimates, including those related to contingencies, on an ongoing basis. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities which are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Stock Based Compensation

In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment.” SFAS 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. The Company has evaluated the impact of the adoption of SFAS 123(R), and does not believe that it will impact the Company’s overall results of operations and financial position.

Impairment or Disposal of Long-Lived Assets. In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 clarifies the accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, including the disposal of business segments and major lines of business. We adopted the new standard on January 1, 2002; the adoption did not have an effect on our consolidated financial statements.

In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument which is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after December 15, 2003. The adoption of this Statement is not expected to have a material effect on our financial statements.

Claims Liability and Professional Liability Reserves

We are self-insured up to certain limits for costs associated with workers’ compensation claims, automobile, professional liability claims and general business liabilities. Reserves are established for estimates of the loss that we will ultimately incur on claims that have been reported but not paid and claims that have been incurred but not reported. The reserves for workers’ compensation claims are based upon actuarial valuations that are prepared by our outside actuaries. The actuarial valuations consider a number of factors, including historical claim payment patterns, changes in case reserves and the assumed rate of increase in healthcare. Our reserves for automobile, professional liability claims and general business claims are based on management’s review of historical experience and recent trends. Historical experience and recent trends are the most significant factors in the determination of these reserves. We believe the use of our methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. Our estimates and assumptions have been accurate in the past and our method of determining our estimates and assumptions has been applied consistently, except for a change in June 2005 when we converted to a self-insured style program for workers’ compensation insurance. However, given the magnitude of the claims involved and the length of time until the ultimate cost is known, the use of any estimation technique in this area is inherently sensitive. Accordingly, our recorded reserves could differ from our ultimate costs related to these claims due to changes in our accident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and future cost increases.

Trade and Other Accounts Receivable

Our internal billing operations have primary responsibility for billing and collecting our accounts receivable. We utilize various processes and procedures in our collection efforts depending on the payor classification; these efforts include monthly statements, written collection notices and telephonic follow-up procedures for certain accounts. We write off amounts not collected through our internal collection efforts to our uncompensated care allowance, and send these receivables to third party collection agencies for further follow-up collection efforts. Accounts are written off when they are classified as “sent” or “to be sent” to collection agencies. We acquired software and expanded our internal collection efforts during the fourth quarter of 2006 and plan to continue to do so in 2007.

As we discuss further in our “Revenue Recognition” policy below, we determine our allowances for contractual discounts and uncompensated care based on our information systems and financial models, including payor reimbursement schedules, historical write-off experience and other economic data. We record our patient-related accounts receivable net of estimated allowances for contractual discounts and uncompensated care in the period in which we perform our services. We record gross fee-for-service revenue and related receivables based upon established fee schedule prices. We reduce our recorded revenue and receivables for estimated discounts to patients covered by contractual insurance arrangements, and reduce these further by our estimate of uncollectible accounts. We estimate our allowances for contractual discounts monthly utilizing our billing system information, and we write off applicable allowances when we receive net payments from third parties.

Our provision and allowance for contractual discounts and uncompensated care is based primarily on our historical collection and write-off activity. We believe the use of our methods to account for these allowances provides a consistent and effective way to measure these subjective accruals, and, to date, our estimates and assumptions have been accurate. However, given the complexity in collecting receivables from governmental agencies and private insurance carriers, the use of any estimation technique in this area is inherently sensitive. Accordingly, our accounts receivable could differ from the amounts we ultimately collect.

The Company operates in Alabama, Florida, Louisiana, Tennessee, Virginia, Kansas, Georgia and Mississippi. Over 60% of the Company’s revenue consists of billings to Medicare and Medicaid and approximately 23% of the Company’s billings are to private insurance accounts. As such, management believes the Company’s overall credit risk is low and is limited to those customers who are uninsured. Our uninsured patients, or uncompensated care, make up less than 17% of the Company’s overall revenue.

Southland Health Services, Inc

Days Sales

	March 31, 2007	March 31, 2006
Accounts Receivable	11,537,550	9,301,266
Sales for the period	40,344,587	39,279,824
Avg days sales	110,533	107,616
Days Sales	104	86

The days sales of accounts receivable was 104 days and 86 days at March 31, 2007 and March 31, 2006, respectively.

Revenue Recognition

A significant portion of our revenue is derived from Medicare, Medicaid, and private insurance payors that receive discounts from our standard charges (referred to as contractual provisions). Additionally, we are also subject to collection risk for services provided to uninsured patients or for the deductible or co-pay portion of services for insured patients (referred to as uncompensated care). Medical transportation and related service fees are recognized when services are provided and are recorded net of contractual discounts applicable to Medicare, Medicaid and other third party payors. Due to the complex healthcare reimbursement system and the length of the collection cycle with respect to medical transportation and related services fees, it is necessary to estimate the amount of these discounts at the time revenue is recognized. The collectibility of these fees is analyzed using historical collection experience. Using collection data resident in our billing system, we estimate the percentage of gross medical transportation and related services fees that will not be collected and record provisions for both discounts and doubtful accounts. The portion of the provision allocated to discounts is based on historical write-offs relating to such discounts as a percentage of the related gross revenue recognized. The ratio is then applied to current period gross medical transportation and related services fees to determine the portion of the provision that will be recorded as a reduction of revenue. The remaining amount is recorded as a provision for doubtful accounts. If the historical data used to calculate these estimates does not properly reflect the ultimate collectibility of the current revenue stream, revenue could be overstated or understated. For example, third party payors are continuing their efforts to control expenditures for healthcare and may disallow, in whole or in part, claims for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, were for services provided that were not determined medically necessary, or insufficient supporting information was provided. In addition, multiple payors with different requirements can be involved with each claim. Discounts applicable to Medicare, Medicaid, and other third-party payors related to continuing operations, which are reflected as a reduction of medical transportation and related services revenue, totaled $3.2 million and 3.0 million as of March 31, 2007 and March 31, 2006, respectively. As a percentage of gross medical transportation and related services revenue, contractual discounts were 25.1% and 26.2%, for the quarters ended March 31, 2007 and March 31, 2006, respectively.

Our estimates and assumptions have been accurate in the past. However, due to the inherent complexity of these calculations, including the interpretation of governmental regulations and private insurance contract provisions, our actual revenues and net income and our accounts receivable, could vary from the amounts reported.

Income Tax Valuation Allowance

The Company has net deferred tax assets resulting from net operating losses that will reduce taxable income in future periods. Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes” requires that a valuation allowance be established when it is “more likely than not” that all or a portion of net deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company’s recent financial performance, the market environment in which a company operates, tax planning strategies and the length of the NOL carry-forward periods. Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. We routinely monitor the reliability of our deferred tax assets and liabilities. Changes in management’s assessment of recoverability could result in additions to the valuation allowance, and such additions could be significant.

Contingencies

The Company is involved in a number of lawsuits as described in “Legal Proceedings.” Management may not be able to make a reasonable estimate of liabilities that result from the final resolution of certain contingencies disclosed. Further assessments of the potential liability will be made as additional information becomes available. Management currently does not believe that these matters will have a material adverse effect on our consolidated financial position. It is possible, however, that results of operations could be materially affected by changes in management’s assumptions relating to these matters or the actual final resolution of these proceedings.

Intangible Assets

Definite life intangible assets are subject to impairment reviews when evidence or triggering events suggest that impairment may have occurred. Should such triggering events occur that cause us to review our definite life intangibles and the fair value of our definite life intangible asset proves to be less than our unamortized carrying amount, we would take a charge to earnings for the decline. Should factors affecting the value of our definite life intangibles change significantly, such as declining contract retention rates or reduced contractual cash flows, we may need to record an impairment charge in amounts that are significant to our financial statements.

Goodwill

Goodwill is not amortized and is required to be tested annually for impairment or more frequently if changes in circumstances, such as an adverse change to our business environment, cause us to believe that goodwill may be impaired. Goodwill is allocated at the reporting unit level. If the fair value of the reporting unit falls below the book value of the reporting unit at an impairment assessment date, an impairment charge would be recorded. Should our business environment or other factors change, our goodwill may become impaired and may result in charges to our income statements that are material.

Should our business environment or other factors change, our goodwill may become impaired and may result in charges to our income statements that are material.

Off Balance Sheet Arrangements

LETTER OF CREDIT

In September 2006, the Company entered into an agreement with BB & T (the bank) of Kingsport, TN whereas the bank issued a letter of credit in the amount of $1,000,000.00 for the benefit of U.S Fire Insurance Company of Morristown, NJ as underlying collateral for the Company’s workers compensation policy. This letter of credit is fully supported by a CD in the amount of $1,000,000.00 which is held by the bank.

WORKER’S COMPENSATION INSURANCE

On June 21, 2006, the Company was issued a policy from U. S Fire Insurance Company of Morristown, NJ for workers compensation coverage. This policy is to run from June 21, 2006 to June 20, 2007 and contains per claim deductible amounts of $350,000 with an aggregate stop loss of $1,600,000. This policy is supported by a $1,000,000 Letter of Credit issued by BB & T of Kingsport, TN. The Letter of Credit is fully secured by a CD in the amount of $1,000,000 which is held by BB & T. The Company elected to increase its per claim deductibles after analysis of its past years historical claims in anticipation of lowered annual cost of its workers compensation insurance. Historically, the Company had paid approximately $1.2 million dollars per annum for full workers compensation coverage. Through December 31, 2006 or 12 months the Company had paid approximately $372,000 in policy administrative cost and approximately $210,000 in actual claim losses. On June 30, 2006, US Fire Insurance Company had reserved an additional $250,000 as possible losses on pending claims.

Under this insurance program, we establish reserves, using actuarial estimates, for all losses covered under the policies As such, we believe our estimates have been accurate in the past. We are not aware of anything that would likely cause these estimates to change materially. To the extent our losses exceed our collateral and assets or the limits of our insurance policies, they will have to be funded by us. If we are forced to satisfy losses that exceed our policy limits we may be forced to liquidate certain material assets to satisfy these obligations. This would have a material adverse effect on the Company’s results of operations and financial condition.

Preferred Stock

Mr. Lunan currently holds shares of preferred stock in Bad Toys Holdings, Inc. (“Bad Toys”). The Company has approved the issuance of preferred shares with identical rights, preferences and designations to those preferred shares Mr. Lunan currently holds in Bad Toys.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

We are exposed to an increase in the price of refined fuels, principally diesel fuel. We use approximately 50,000 gallons of diesel fuel per month, or 600,000 gallons per year. An increase or decrease in diesel fuel costs will affect our operating expenses. For comparative purposes, for every $0.50 per gallon increase, our operating costs per year will increase by approximately $300,000 per year based on our current fuel consumption. In order to offset the rising costs of fuel, the Company is in negotiations with certain counties in which it operates to help subsidies the fuel costs as well developing efficiency plans with crews and dispatch for travel routes and use of vehicles.

Item 4.	Controls and Procedures

Developing Disclosure Controls and Procedures

The Company’s Chief Executive and Chief Financial Officer is devoting effort to continue to develop and implement a system of disclosure controls and procedures to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management and its officers, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Conclusions as to Effectiveness of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the fiscal period ending March 31, 2007 covered by this Quarterly Report on Form 10-Q. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures were not effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act. This conclusion by the Company’s Chief Executive Officer and Chief Financial Officer does not relate to reporting periods after March 31, 2007.

The Company has limited working capital and has maintained minimal staffing in the financial and administrative areas. This limits the overall checks and balances in the system of financial controls.

Changes in Internal Controls over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, in order to move toward establishing an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. During the first quarter of fiscal year 2007, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of the Effectiveness of Internal Control

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of the inherent limitations of any internal control system, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

PART II OTHER INFORMATION

Item 1.	Legal Proceedings

Pacific Capital, L.P. v. Emergystat, Inc., et al. On August 24, 2005, Pacific Capital, LP (“Pacific Capital”) filed a complaint in the Law Court for Sullivan County at Kingsport, Tennessee, Civil Action No. C36478(M) naming eleven defendants, including the Company and its subsidiaries, Emergystat, Inc. and Southland Health Services, LLC, and Bad Toys Holdings, Inc. (“BTH”), which formerly owned a majority of the Company’s stock. The complaint seeks to recover $874,437.44 (plus interest, costs, and attorney’s fees) that Pacific Capital alleges it is owed under a Secured Promissory Note issued by Quality Care Ambulance Service, Inc. (“QCA”) and Quality Transportation Services, Inc. (“QTS”) to Pacific Capital in the original principal amount of $1,000,000 (the “Note”). The complaint also seeks an award of punitive damages in the amount of $3 million, or alternatively, an award of treble damages. The primary crux of Pacific Capital’s complaint is centered on its allegations that Southland Health Services, LLC, assumed a debt owed to Pacific Capital by QCA in the amount of $602,389.43 and that the Company and BTH are liable to Pacific Capital under a successor-in-interest and/or merger/consolidation theory. Pacific Capital has asserted a total of twenty-two claims against the various defendants in the case. Southland Health Services, LLC, the Company, and BTH vigorously oppose the allegations and claims of Pacific Capital and believe that no monies are owed to Pacific Capital by them. Pacific Capital voluntarily dismissed Defendant Joseph Cerone from this case in March 2007. It is suspected that Defendant Cerone was dismissed so that Pacific Capital could obtain relief from the automatic stay imposed in the case by Defendant Cerone’s bankruptcy. Because he has been dismissed from the case, Defendant Cerone’s previously-filed motion to consolidate this case with Bad Toys Holdings, Inc. v. Glenn Crawford, et al. is now moot. The Court recently held a scheduling conference with the parties, during which a number of deadlines were set, including a jury trial date of September 15, 2008. An estimate cannot be made as to the likelihood of an adverse outcome and we cannot give nor estimate a range of possible loss.

Mississippi Division of Medicaid Investigation. On October 1, 2004, the Attorney General of Mississippi, through its Medicaid Fraud Control Unit, initiated an investigation of the Company’s subsidiary, Med Express of Mississippi, LLC (“Med Express”), regarding various billing issues including Leake County, Mississippi. The period under review is from January 2000 through December 2004, which occurred prior to the acquisition of the Company by Bad Toys Holdings, Inc. The Company is contractually obligated by the county governments to provide Advance Life Support (“ALS”) service in response to all calls it receives in the Mississippi counties in which it operates. Due to this, prior management billed the State of Mississippi at an ALS rate for each transport provided, even if a Basic Life Support (“BLS”) service would have been sufficient under the circumstances. The State of Mississippi has taken the position that it should have been billed at a BLS rate if a BLS transport was provided, regardless of what type of service mandated by the county. Due to these actions, the State of Mississippi has issued a draft assessment to the Company based on a statistical sample, which the Company believes contains multiple errors. The Company has hired an expert statistician to review the findings of the State of Mississippi. The consultant and the State are working together to resolve the matters related to the statistical sample. An estimate cannot be made as to the likelihood of an adverse outcome and we cannot give and estimate a range of loss. The Company continues to treat this matter very seriously and is working with the Attorney General to resolve this matter as expeditiously as possible. In addition, it now bills the State of Mississippi based on the type of service provided and no longer bases its billing on the type of ambulance used to perform the service.

Emergystat of Sulligent, Inc. v. United States Internal Revenue Service. The Internal Revenue Service has assessed Emergystat of Sulligent, Inc. (“Sulligent”), a subsidiary of the Company, with a deficiency of approximately $2,800,000, inclusive of penalties and interest, for the entity’s failure to collect and remit employment taxes for the tax periods ended December 2000, December 2001, September 2002, December 2002, March 2003, December 2003, June 2004 and September 2004. On May 18, 2005, the Internal Revenue Service issued its Notice of

Determination Concerning Collection Action(s) under § 6320 and/or 6330. Pursuant to the notice, the Internal Revenue Service advised Sulligent that it would not be eligible for collection alternatives and that the Internal Revenue Service could proceed to levy against Sulligent’s assets. On June 16, 2005, Sulligent filed a complaint against the United States in the United States District Court for the Northern District of Alabama, case number 05-cv-01319, pursuant to 26 U.S.C. § 6330, requesting a review of the Internal Revenue Services’ collection actions. By the filing of this action, the Internal Revenue Service was stayed from taking further collection actions against Sulligent, pending the disposition of the lawsuit. The government has filed a Motion for Summary Judgment, which, if granted, would result in the dismissal of the lawsuit. The Motion for Summary Judgment was heard on August 21, 2006. On August 17, 2006, the government filed a motion asserting that cause exists under 26 U.S.C. § 6330(e)(1) to permit the Internal Revenue Service to levy while the action is pending, on the grounds that Sulligent incurred substantial new unpaid employment tax liabilities after filing the district court action. The Court found for the Internal Revenue Service, which may levy upon the assets of Sulligent.

General Electric Capital Corporation v. Bad Toys Holdings, Inc. On or about March 6, 2006, GE Capital filed a complaint against our parent company, Bad Toys Holdings, Inc. in the United States District Court for the District of Maryland, Civil Action No. 06-cv-559. GE Capital’s complaint arose from the Tri-Party Agreement that GE Capital contends obligates Bad Toys to guarantee the performance of Emergystat, Inc., a Mississippi corporation, Emergystat of Sulligent, Inc., an Alabama corporation, Extended Emergency Medical Services, Inc., an Alabama corporation, and Med Express of Mississippi, LLC, a Mississippi limited liability company (collectively, the “Borrower”) under that certain Loan and Security Agreement dated April 30, 2003 by and among the Borrower and GE Capital (the “GE Line of Credit”) and the Borrower’s payment of its obligation to GE Healthcare Financial Services (the “GE Healthcare Obligation”) (the “Guaranty”). The GE Line of Credit is a $5,000,000 revolving line of credit with a term of two years and a minimum interest rate of 6.5% and is secured by the Borrower’s accounts receivables. Bad Toys has responded to the complaint and filed affirmative defenses that, if successful, would deny any relief in favor of GE Capital. On October 12, 2006, GE Capital moved for summary judgment against Bad Toys, seeking at least $2 million on its claims. Both parties exchanged written discovery in the case, and the Company deposed GECC. On February 26, 2007, the Court heard oral argument on GE Capital’s motion for summary judgment. After the hearing, the Court granted GE Capital’s motion in part in the amount of $1,745,452, and deferred ruling on the balance of GE Capital’s claims in the approximate amount of $532,000. A final hearing on the matter is scheduled for June 11, 2007.

Bad Toys Holdings, Inc. v. Glenn Crawford, et al.; Glen Crawford, et al. v. Emergystat of Sulligent, et al.; Glenn Crawford, et al. v. Bad Toys Holdings, Inc., et al. On December 12, 2005, Bad Toys Holdings, Inc., which formerly owned the majority of the stock of the Company, filed a complaint in the Law Court for Sullivan County at Kingsport, Tennessee against Glenn Crawford, Joseph Donovan, and Joe Cerone, the former shareholders of the Company, seeking, among other things, a purchase price adjustment under the Capital Stock Purchase Agreement entered into by the parties on December 26, 2004, by which Bad Toys purchased the outstanding stock of the Company. The defendants misrepresented to Bad Toys the financial condition of the Company, thereby causing a significant inflation in the agreed upon purchase price. Bad Toys has asserted various claims, and with the litigation, it expects to obtain at least a reduction in the purchase price of the Company. Bad Toys has also demanded compensatory and punitive damages. Defendant Joseph Cerone was voluntarily dismissed from the case of Pacific Capital, L.P. v. Emergystat, Inc., et al.; therefore, his motion to consolidate the Pacific Capital case with this case is now moot. Defendant Cerone’s bankruptcy filing has put an automatic stay on further proceedings in this matter.

In addition to the matters described above, the Internal Revenue Service assessed Emergystat of Sulligent, Inc., our subsidiary, with a deficiency of approximately $2,800,000, inclusive of penalties and interest, for the entity’s failure to collect and remit employment taxes for the tax periods ended December 31, 2005 and March 31, 2006. On July 5, 2006, the IRS sent Sulligent a Notice of Intent to Levy in connection with the assessment. Shortly thereafter, Sulligent filed a Collection Due Process request in response to the proposed levy. On October 19, 2006, the IRS issued its Notice of Determination Concerning Collection Action(s) under § 6320 and/or 6330 in response to Sulligent’s Collection Due Process Request. Pursuant to the notice, the IRS advised Sulligent that it would not be eligible for collection alternatives and that the IRS could proceed to levy against Sulligent’s assets. On November 20 2006, the period under which Sulligent could request a review of the IRS’s collection actions expired. As such, the IRS also may levy Sulligent’s assets to satisfy the above-described tax deficiencies.

Other than those proceedings described above, neither the Company nor our property is a party to any known proceeding that a governmental authority is contemplating.

Other than as described above, this disclosure does not cover levies or other administrative actions taken by the United States Internal Revenue Service or state departments of revenue.

Item 1A.	Risk Factors

An investment in our common shares involves a high degree of risk and is subject to many uncertainties. These risks and uncertainties may adversely affect our business, operating results and financial condition. In order to attain an appreciation for these risks and uncertainties, investors should read the risk factors included in our annual report on Form 10-K, filed with the United States Securities and Exchange Commission on April 17, 2007 (the “Annual Report”), in their entirety and consider all of the information and advisements contained therein. There have been no material changes to the risk factors dislosed in our Annual Report.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

Other than sales previously reported, there were no unregistered sales of equity securities during the fiscal quarter ended March 31, 2007.

Issuer Purchases of Equity Securities

The Company did not repurchase any equity securities during the fiscal quarter ended March 31, 2007.

Item 3.	Defaults Upon Senior Securities

Other than as described in the section of this filing titled “Legal Proceedings,” there have been no material defaults in the paying of interest or principal.

Item 4.	Submission of Matters to a Vote of Security Holders

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

Exhibits
*2.2	Form of Common Stock Exchange Agreement dated May 2, 2004 by and among Southland Health Services, Inc. and the shareholders of Emergystat, Inc. and Emergystat of Sulligent, Inc.

*2.3	Form of Asset Purchase Agreement dated May 2, 2004 by and among Southland Health Services, LLC and Quality Care Ambulance Services, Inc.

*2.1	Form of Contribution and Stock Agreement dated May 2, 2004 by and among Southland Health Services, Inc. and Roy Joseph Cerone, as sole member of Southland Health Services, LLC.

*2.4	Agreement of Merger and Plan of Reorganization dated May 24, 2006 by and among Southland Health Services, Inc., a Delaware corporation and Southland Health Services, Inc., a Florida corporation.

*3.1	Certificate of Incorporation of Southland Health Services, Inc.

*3.2	Articles of Incorporation of Southland Health Services, Inc.

*3.3	By-Laws of Southland Health Services, Inc.

**10.1	Loan and Security Agreement dated April 30, 2003 by and between Emergystat, Inc., Emergystat of Sulligent, Inc., Extended Emergency Medical Services, Inc. Med Express of Mississippi, LLC, and General Electric Capital Corporation, Inc.

*10.2	Form of Tri Party Agreement dated February 3, 2005 by and among Emergystat, Inc., Emergystat of Sulligent, Inc., Extended Emergency Medical Services, Inc. Med Express of Mississippi, LLC, Bad Toys Holdings, Inc. and General Electric Capital Corporation, Inc.

*10.3	Form of Restructuring Agreement dated March 18, 2005 by and among Emergystat, Inc., Emergystat of Sulligent, Inc., Extended Emergency Medical Services, Inc. Med Express of Mississippi, LLC, Bad Toys Holdings, Inc. and General Electric Capital Corporation, Inc.

*10.4	Form of Amendment No. 1 to Restructuring Agreement dated April 29, 2005 by and among Emgerystat, Inc., Emergystat of Sulligent, Inc., Extended Emergency Medical Services, Inc. Med Express of Mississippi, LLC, Bad Toys Holdings, Inc. and General Electric Capital Corporation, Inc.

*10.5	Form of Forbearance Agreement dated May 31, 2005 by and among Emergystat, Inc., Emergystat of Sulligent, Inc., Extended Emergency Medical Services, Inc. Med Express of Mississippi, LLC, Bad Toys Holdings, Inc. and General Electric Capital Corporation, Inc.

*10.6	Form of Second Forbearance Agreement dated July 15, 2005 by and among Emergystat, Inc., Emergystat of Sulligent, Inc., Extended Emergency Medical Services, Inc. Med Express of Mississippi, LLC, Bad Toys Holdings, Inc. and General Electric Capital Corporation, Inc.

*10.7	Form of Indemnification Agreement dated July 15, 2005 by and among Emergystat, Inc., Emergystat of Sulligent, Inc., Extended Emergency Medical Services, Inc. Med Express of Mississippi, LLC, Bad Toys Holdings, Inc. and General Electric Capital Corporation, Inc.

*10.8	Third Forbearance Agreement dated September 1, 2005 by and among Emergystat, Inc., Emergystat of Sulligent, Inc., Extended Emergency Medical Services, Inc. Med Express of Mississippi, LLC, Bad Toys Holdings, Inc. and General Electric Capital Corporation, Inc.

*10.9	Fourth Forbearance Agreement dated October 1, 2005 by and among Emergystat, Inc., Emergystat of Sulligent, Inc., Extended Emergency Medical Services, Inc. Med Express of Mississippi, LLC, Bad Toys Holdings, Inc. and General Electric Capital Corporation, Inc.

*10.10	Fifth Forbearance Agreement dated November, 2005 by and among Emergystat, Inc., Emergystat of Sulligent, Inc., Extended Emergency Medical Services, Inc. Med Express of Mississippi, LLC, Bad Toys Holdings, Inc. and General Electric Capital Corporation, Inc.

**10.11	Employment Agreement by and between Southland Health Services, Inc. and T. Alan Walls dated July 29, 2004.

**10.12	Promissory note issued by Glenn Crawford to Emergystat, Inc. dated December 31, 2002 in the original principal amount of $702,568.

**10.13	Promissory note issued by Glenn Crawford to Emergystat, Inc. dated December 31, 2003 in the original principal amount of $1,000,000.

**10.14	Promissory note issued by Glenn Crawford to Emergystat, Inc. dated December 31, 2003 in the original principal amount of $500,000.

***10.15	Interest Bearing Demand Line of Credit Promissory Note issued by the Company to Larry Lunan on December 28, 2006.

*21.1	List of consolidated entities of the Company.

****31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

****31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

****32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

****32.1	Certification of Acting Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

****99.1	Risk Factors incorporated by reference into Part II – Item 1A of this report.

*	Previously filed as an Exhibit to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 7, 2006
**	Previously filed as an Exhibit to the Registration Statement on Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on October 13, 2006.
***	Previously filed as an Exhibit to the Registration Statement on Amendment No. 5 to Form S-1 filed with the Securities and Exchange Commission on December 29, 2006.
****	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHLAND HEALTH SERVICES, INC.

By	/s/ Larry N. Lunan
Larry N. Lunan
President and Chief Executive Officer
Date: May 21, 2007

EXHIBIT 31.1

CERTIFICATION PURSUANT TO

SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, Larry N. Lunan, certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of Southland Health Services, Inc.;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

May 21, 2007	/s/ Larry N. Lunan
Larry N. Lunan
President, Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO

SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

I, T. Alan Walls, certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of Southland Health Services, Inc.;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

May 21, 2007	/s/ T. Alan Walls
T. Alan Walls
Chief Financial Officer

EXHIBIT 32.1

SOUTHLAND HEALTH SERVICES, INC.

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

WRITTEN STATEMENT OF THE CHIEF EXECUTIVE OFFICER

Solely for the purposes of complying with 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Larry N. Lunan, the undersigned President and Chief Executive Officer of Southland Health Services, Inc. (the “Company”), hereby certify, based on my knowledge, that the Quarterly Report on Form 10-Q of the Company for the year ended December 30, 2006 (the “Report”) as filed with the Securities and Exchange Commission on the date hereof:

1.	Fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	That the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Larry N. Lunan
Larry N. Lunan
President and Chief Executive Officer
May 21, 2007

EXHIBIT 32.2

SOUTHLAND HEALTH SERVICES, INC.

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

WRITTEN STATEMENT OF THE CHIEF FINANCIAL OFFICER

Solely for the purposes of complying with 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, T. Alan Walls, the undersigned Chief Financial Officer of Southland Health Services, Inc. (the “Company”), hereby certify, based on my knowledge, that the Quarterly Report on Form 10-Q of the Company for the year ended December 30, 2006 (the “Report”) as filed with the Securities and Exchange Commission on the date hereof:

1.	Fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	That the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ T. Alan Walls
T. Alan Walls
Chief Financial Officer
May 21, 2007

EXHIBIT 99.1

ITEM 1A.	RISK FACTORS

An investment in our common shares involves a high degree of risk and is subject to many uncertainties. These risks and uncertainties may adversely affect our business, operating results and financial condition. In order to attain an appreciation for these risks and uncertainties, investors should read this filing in its entirety and consider all of the information and advisements contained herein, including the following risk factors and uncertainties.

Risks Factors Relating To Our Business

If we are unable to raise additional working capital, we will be unable to fully fund our operations and to otherwise execute our business plan, leading to the reduction or suspension of our operations and ultimately our going out of business.

We believe that our currently available working capital will be sufficient to continue our business for at least the next twelve (12) months. Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, such as through the acquisition of new products, the depletion of our working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as our current cash and working capital resources are depleted, we will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing. We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. We currently do not have any binding commitments for, or readily available sources of, additional financing. We cannot guarantee that we will be able to secure the additional cash or working capital we may require to continue our operations.

Even if we are able to raise additional financing, we might not be able to obtain it on terms that are not unduly expensive or burdensome to the company or disadvantageous to our existing shareholders.

Even if we are able to raise additional cash or working capital through the public or private sale of debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or the satisfaction of indebtedness without any cash outlay through the private issuance of debt or equity securities, the terms of such transactions may be unduly expensive or burdensome to the company or disadvantageous to our existing shareholders. For example, we may be forced to sell or issue our securities at significant discounts to market, or pursuant to onerous terms and conditions, including the issuance of preferred stock with disadvantageous dividend, voting or veto, board membership, conversion, redemption or liquidation provisions; the issuance of convertible debt with disadvantageous interest rates and conversion features; the issuance of warrants with cashless exercise features; the issuance of securities with anti-dilution provisions; and the grant of registration rights with significant penalties for the failure to quickly register. If we issue additional equity securities to obtain funding, such an issuance may result in substantial dilution to the existing holders of our common stock who do not have anti-dilution rights. An issuance of additional equity securities would result in a reduction of an existing shareholder’s percentage interest in our Company. If we raise debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations.

Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business.

We have a substantial amount of debt. At December 30, 2006, we had senior debt of $1.2 million.

Our substantial debt could have important consequences to investors, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt,

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired,

•	we must use a significant portion of our cash flow for payments on our debt, which will reduce the funds available to us for other purposes,

•	we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited,

•	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt, and

•	our ability to borrow additional funds or to refinance debt may be limited.

Servicing our debt will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our business may not generate sufficient cash flow from operating activities. The cash we require to meet contractual obligations in 2006, including our debt service, will total approximately $2.0 million. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Lower net revenues, or higher provision for uncollectible accounts, generally will reduce our cash flow.

If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We cannot assure investors that we could effect any of these actions on a timely basis, on commercially reasonable terms or at all, or that these actions would be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from effecting any of these alternatives. If we are not able to service our debt and other commitments, we may seek or be forced into bankruptcy, or forced to reduce our operations or discontinue our operations in their entirety.

We are currently involved in a number of lawsuits.

We are involved in several lawsuits, which, if the outcome is not successful, could have a material adverse impact on our business, including causing us to seek protection under the bankruptcy laws or forcing us to reduce or discontinue our operations entirely. For example, Pacific Capital, LP (“Pacific Capital”) filed suit against us and our subsidiary seeking repayment under a secured promissory note. Although we have asserted various defenses in this matter, if we are unsuccessful, Pacific Capital could obtain a judgment against us in the amount of approximately $602,389.43, plus costs and attorneys’ fees. If a judgment is entered against us or our subsidiary and we are unable to satisfy the judgment, Pacific Capital may attempt to levy on our assets. We may be forced to sell material assets to satisfy the judgment, which may, in turn, force us to reduce or discontinue our operations. In addition, the Internal Revenue Service has assessed Emergystat of Sulligent, Inc., a subsidiary of ours, with a deficiency of approximately $2,8000,000 for the entity’s failure to collect and remit employment taxes. If we are unsuccessful in defending this matter, the Internal Revenue Service may attempt to levy on Emergystat of Sulligent, Inc.’s assets. Emergystat of Sulligent, Inc. may be forced to sell material assets to satisfy the judgment or forced to file bankruptcy. Either event may force us to reduce or discontinue our operations. Please see the section entitled “Legal Proceedings” for a more detailed description of these proceedings as well as other legal proceedings facing the Company.

We could be subject to lawsuits for which we are not fully reserved.

In recent years, physicians, hospitals and other participants in the healthcare industry have become subject to an increasing number of lawsuits alleging medical malpractice and related legal theories such as negligent hiring, supervision and credentialing. Similarly, ambulance transport services may result in lawsuits concerning vehicle collisions and personal injuries, patient care incidents and employee job-related injuries. Some of these lawsuits may involve large claim amounts and substantial defense costs. From

June 21, 2006 to June 20, 2007, we obtained insurance coverage for losses with respect to workers’ compensation, auto and general liability claims through our insurance company. Under these insurance programs, we establish reserves, using actuarial estimates, for all losses covered under the policies. Moreover, in the normal course of our business, we are involved in lawsuits, claims, audits and investigations, including those arising out of our billing and marketing practices, employment disputes, contractual claims and other business disputes for which we may have no insurance coverage, and which are not subject to actuarial estimates. The outcome of these matters could have a material effect on our results of operations in the period when we identify the matter, and the ultimate outcome could have a material adverse effect on our financial position or results of operations.

Our liability to pay for insurance program losses is collateralized by letters of credit totaling $1,000,000 which are secured by certificates of deposit in the amount of $1,000,000 and, to the extent these losses exceed our collateral and assets or the limits of our insurance policies, they will have to be funded by us.

We are subject to decreases in our revenue and profit margin under our fee-for-service contracts, where we bear the risk of changes in volume, payor mix and third party reimbursement rates.

A “fee-for-service contract” is a service contract under which we are remunerated for services performed by us (i.e. medical transports) by reference to a scale of fees for different kinds of services that are contained in or specified by a contract we have with a municipality, hospital or other third-party. In our fee-for-service arrangements, which generated approximately 89% of our fiscal 2006 and 2005 net revenue, we collect the fees for medical transports we provide, which generally is a mixture of 911 emergency transports and non-emergency pre-arranged transports. Under these arrangements, we assume the financial risks related to changes in the mix of insured and uninsured patients and patients covered by government-sponsored healthcare programs, third party reimbursement rates and transports and patient volume. Our revenue decreases if our volume or reimbursement decreases, but our expenses do not decrease proportionately. For example, under our fee-for-services contracts, our revenue may decrease due to a reduction in the number of transports we provide or a reduction in the Medicare reimbursement rates, however, there is no corresponding reduction in our expenses because we are contractually required to have a certain number of transport vehicles staffed and ready to respond to 911 emergency calls on a 24-hour basis. Therefore, certain cost such as labor, rent, insurance, and other operating expenses continue even if we do not transport a customer. In addition, fee-for-service contracts have less favorable cash flow characteristics in the start-up phase than traditional flat-rate contracts due to longer collection periods.

Our fee-for-service contractual arrangements also involve a credit risk related to services provided to uninsured individuals. This risk is exacerbated in 911 emergency response transports because the law requires communities to provide 911 emergency response services regardless of the customers ability to pay. We collect a smaller portion of our fees for services rendered to uninsured patients than for services rendered to insured patients.

We may not be able to successfully recruit and retain healthcare professionals with the qualifications and attributes desired by us and our customers.

Our ability to recruit and retain healthcare professionals significantly affects our performance under our contracts. We have had difficulty in the past recruiting healthcare professionals in some of the areas we serve. In the primary states in which we operate, there were changes in the educational and certification requirements for paramedics. These changes had unintended consequences and resulted in a shortage of qualified paramedics in the southeastern United States. For example, Mississippi increased the education requirements for paramedics by increasing the length of its required training program from nine months to two years. Recognizing that the educational and certification changes had unintended consequences, these states have since revised these requirements (in 2006, Mississippi reduced the length of its required training program from two years to nine months). We are beginning to see a slight increase in the number of available paramedics, and we anticipate that the trend will continue. Notwithstanding the foregoing, we continue to compete with other entities to recruit and retain qualified healthcare professionals. Our future success in retaining and winning new contracts depends on our ability to recruit and retain healthcare professionals to maintain and expand our operations.

We are required to make significant capital expenditures for our ambulance services business in order to remain competitive.

Our capital expenditure requirements primarily relate to maintaining and upgrading our vehicle fleet and medical equipment to serve our customers and remain competitive. The aging of our vehicle fleet requires us to make regular capital expenditures to maintain our current level of service. Our capital expenditures totaled $863 thousand, $330 thousand and $934 thousand for the fiscal years which ended December 30, 2006, 2005 and 2004, respectively. In addition, changing competitive conditions or the emergence of any significant advances in medical technology could require us to invest significant capital in additional equipment or capacity in order to remain competitive. If we are unable to fund any such investment or otherwise fail to invest in new vehicles or medical equipment, our business, financial condition or results of operations could be materially and adversely affected.

We depend on our senior management and may not be able to retain those employees or recruit additional qualified personnel.

We depend on our senior management. The loss of services of any of the members of our senior management could adversely affect our business until a suitable replacement can be found. Our operational headquarters is located in Vernon, Alabama, a rural southern town. As such, there may be a limited number of candidates with the requisite skill who are willing to serve in these positions, and we cannot guarantee that we would be able to identify or employ such qualified personnel on acceptable terms. To date, we have been able to recruit and retain qualified individuals for our senior management positions. We do not anticipate losing any of these individuals in the near future.

We must perform additional services and we are subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequate.

In connection with becoming a reporting company under the Securities and Exchange Act of 1934 (“the Exchange Act”), we will become subject to periodic reporting and other obligations. We are working with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. These reporting and other obligations will place significant demands on our management, administrative and operational resources, including accounting resources.

We anticipate that we will need to hire additional tax, accounting and finance staff. We are reviewing the adequacy of our systems, financial and management controls, and reporting systems and procedures, and we intend to make any necessary changes. We believe these replacement services will result in total annual stand-alone selling, general and administrative, compensation and benefits and insurance expense of approximately $72,000 in fiscal 2006. We believe this represents our full incremental ordinary course stand-alone expense. In addition, we estimate that, in our first year as a public company, we will incur costs of approximately $116,000 to implement the assessment of controls and public reporting mandated by the Sarbanes-Oxley Act of 2002. We cannot guarantee that our estimates are accurate or that our transition to public reporting will progress smoothly, which could adversely impact our results. Moreover, our stand-alone expenses may increase. If we are unable to upgrade our financial and management controls, reporting systems and procedures in a timely and effective fashion, we may not be able to satisfy our obligations as a public company on a timely basis.

Our revenue would be adversely affected if we lose existing contracts.

A significant portion of our growth historically has resulted from increases in the number of emergency and non-emergency transports. The term of our contracts with communities to provide 911 services generally ranges from one to three years. Most of our contracts are terminable by either of the parties upon notice of as little as 30 days. Any of our contracts may not be renewed or, if renewed, may contain terms that are not as favorable to us as our current contracts. We cannot guarantee that we will be successful in retaining our existing contracts or that any loss of contracts would not have a material adverse effect on our business, financial condition and results of operations.

We may not accurately assess the costs we will incur under new contracts.

Our new contracts increasingly involve a competitive bidding process. When we obtain new contracts, we must accurately assess the costs we will incur in providing services in order to realize adequate profit margins and otherwise meet our financial and strategic objectives. Increasing pressures from healthcare payors to restrict or reduce reimbursement rates at a time when the costs of providing medical services continue to increase make assessing the costs associated with the pricing of new contracts, as well as maintenance of existing contracts, more difficult. In addition, integrating new contracts, particularly those in new geographic locations, could prove more costly, and could require more management time, than we anticipate. Our failure to accurately predict costs or to negotiate an adequate profit margin could have a material adverse effect on our business, financial condition and results of operations.

The high level of competition in our segments of the market for emergency medical services could adversely affect our contract and revenue base.

The market for providing ambulance transport services to municipalities, other healthcare providers and third party payors is highly competitive. In providing ambulance transport services, we compete with governmental entities (including cities and fire districts), hospitals, local and volunteer private providers, and with several large national and regional providers, such as Rural/ Metro Corporation and American Medical Response. In many communities, our most important competitors are the local fire departments, which in many cases have acted traditionally as the first response providers during emergencies, and have been able to expand their scope of services to include emergency ambulance transport and do not wish to give up their franchises to a private competitor. We serve a large geographic area comprised of communities in seven states. Our competitors may have a variety of advantages over us based on the nature of the competitor. For example, our smaller competitors may have greater knowledge of a particular local community’s emergency medical service needs and are able to directly interact with local community leaders. On the other hand, our larger competitors generally have more discretionary working capital and larger marketing staffs that they can draw upon if they decide to expand into a specific geographic area. Working with our local mangers and staff we attempt to stay informed of challenges within each or our service areas so we can take actions as we deem necessary.

Our business depends on numerous complex information systems, and any failure to successfully maintain these systems or implement new systems could materially harm our operations.

We had over 90,000 medical transports in 2006. We depend on complex, integrated information systems and standardized procedures for operational and financial information and our billing operations. We have a centralized dispatch center located in Vernon, Alabama from which we service the seven states we currently operate in. Our dispatch center utilizes radio, telephone and cellular communications to stay in contact with our units in the field. In the event we experience a communication loss for any reason, our units are dispatched locally. Our centralized billing and accounting systems are also located in Vernon, Alabama. We may not have the necessary resources to enhance existing information systems or implement new systems where necessary to handle our volume and changing needs. Furthermore, we may experience unanticipated delays, complications and expenses in implementing, integrating and operating our systems. Any interruptions in operations during periods of implementation would adversely affect our ability to properly allocate resources and process billing information in a timely manner, which could result in customer dissatisfaction and delayed cash flow. The failure to successfully implement and maintain operational, financial and billing information systems could have an adverse effect on our ability to obtain new business, retain existing business and maintain or increase our profit margins.

If we fail to implement our business strategy, our financial performance and our growth could be materially and adversely affected.

Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. Our business strategy envisions several initiatives, including increasing revenue from existing customers, growing our customer base, pursuing select acquisitions, implementing cost rationalization initiatives, focusing on risk mitigation and utilizing technology to differentiate our services and improve profitability. We may not be able to implement our business strategy successfully or achieve the anticipated benefits of our business plan. If we are unable to do so, our long-term growth and profitability may be adversely affected. Even if we are able to implement some or all of the initiatives of our business plan successfully, our operating results may not improve to the extent we anticipate, or at all.

Implementation of our business strategy could also be affected by a number of factors beyond our control, such as increased competition, legal developments, government regulation, general economic conditions or increased operating costs or expenses. In addition, to the extent we have misjudged the nature and extent of industry trends or our competition, we may have difficulty in achieving our strategic objectives. Any failure to implement our business strategy successfully may adversely affect our business, financial condition and results of operations and thus our ability to service our debt. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time.

Our ability to obtain adequate bonding coverage, and therefore our ability to successfully bid on new contracts, could be adversely affected by our high leverage.

On occasion, we may be required to purchase a performance bond to support our obligations under a new contract with a private entity or a municipality. Performance bonds are often required by municipalities to protect them against higher cost if we default under our contract with them. If we are unable to obtain a performance bond, we could be precluded from bidding on, or accepting, any new contracts that require us to post a performance bond. A surety company will generally evaluate our credit history, financial strength and experience prior to issuing a performance bond. Given our substantial debt and the numerous lawsuits pending against us, a surety company might be reluctant to issue a performance bond to us. Although we do not have any contracts that currently require us to maintain a performance bond, we may bid on contracts in the future that impose such a requirement. In the past, we have been able to obtain adequate bonding coverage, however, we cannot guarantee that we will have access to adequate bonding coverage in the future, or that such bonding coverage will be available on terms acceptable to us.

We may make acquisitions which could divert the attention of management and which may not be integrated successfully into our existing business.

We may pursue acquisitions to increase our market penetration, enter new geographic markets and expand the scope of services we provide. We cannot guarantee that we will identify suitable acquisition candidates, that acquisitions will be completed on acceptable terms or that we will be able to integrate successfully the operations of any acquired business into our existing business. The acquisitions could be of significant size and involve operations in multiple jurisdictions. The acquisition and integration of another business would divert management attention from other business activities. This diversion, together with other difficulties we may incur in integrating an acquired business, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may borrow money or issue capital stock to finance acquisitions. Such borrowings might not be available on terms as favorable to us as our current borrowing terms and may increase our leverage, and the issuance of capital stock could dilute the interests of our stockholders. Currently, we are not contemplating the acquisition of any specific entity.

Risk Factors Related to Healthcare Regulation

We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations

The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services, our contractual relationships with our healthcare professionals and customers, our marketing activities and other aspects of our operations. Failure to comply with these laws can result in civil and criminal penalties such as fines, damages and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Our healthcare professionals and our customers are also subject to ethical guidelines and operating standards of professional and trade associations and private accreditation agencies. Compliance with these guidelines and standards is often required by our contracts with our customers or to maintain our reputation.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot guarantee that any new or changed healthcare laws, regulations or standards will not materially adversely affect our business. We cannot guarantee that a review of our business by judicial, law enforcement, regulatory or accreditation authorities will not result in a determination that could adversely affect our operations.

We are subject to comprehensive and complex laws and rules that govern the manner in which we bill and are paid for our services by third party payors, and the failure to comply with these rules, or allegations that we have failed to do so, can result in civil or criminal sanctions, including exclusion from federal and state healthcare programs.

Like most healthcare providers, the majority of our services are paid for by private and governmental third party payors, such as Medicare and Medicaid. These third party payors typically have differing and complex billing and documentation requirements that we must meet in order to receive payment for our services. Reimbursement to us is typically conditioned on our providing the correct procedure and diagnostic codes and properly documenting the services themselves, including the level of service provided, the medical necessity for the services, and the identity of the healthcare professional who provided the service.

We must also comply with numerous other laws applicable to our documentation and the claims we submit for payment, including but not limited to (1) “coordination of benefits” rules that dictate which payor we must bill first when a patient has potential coverage from multiple payors; (2) requirements that we obtain the signature of the patient or patient representative, when possible, or document why we are unable to do so, prior to submitting a claim; (3) requirements that we make repayment to any payor which pays us more than the amount to which we are entitled; (4) requirements that we bill a hospital or nursing home, rather than Medicare, for certain ambulance transports provided to Medicare patients of such facilities; (5) “reassignment” rules governing our ability to bill and collect professional fees on behalf of our healthcare professionals; (6) requirements that our electronic claims for payment be submitted using certain standardized transaction codes and formats; and (7) laws requiring us to handle all health and financial information of our patients in a manner that complies with specified security and privacy standards.

Governmental and private third party payors and other enforcement agencies carefully audit and monitor our compliance with these and other applicable rules, and in some cases in the past have found that we were not in compliance. We have received in the past, and expect to receive in the future, repayment demands from third party payors based on allegations that our services were not medically necessary, were billed at an improper level, or otherwise violated applicable billing requirements. Our failure to comply with the billing and other rules applicable to us could result in non-payment for services rendered or refunds of amounts previously paid for such services. In addition, non-compliance with these rules may cause us to incur civil and criminal penalties, including fines, imprisonment and exclusion from government healthcare programs such as Medicare and Medicaid, under a number of state and federal laws. These laws include the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996, the federal Anti-Kickback Statute, the Balanced Budget Act of 1997 and other provisions of federal, state and local law. Please see the section of this filing entitled Business of the Company — Regulatory Matters for additional information.

In addition, from time to time we self-identify practices that may have resulted in Medicare or Medicaid overpayments or other regulatory issues. In such cases, it is our practice to disclose the issue to the affected government programs and, if appropriate, to refund any resulting overpayments. Although the government usually accepts such disclosures and repayments without taking further enforcement action, it is possible that such disclosures or repayments will result in allegations by the government that we have violated the False Claims Act or other laws, leading to investigations and possibly civil or criminal enforcement actions.

If our operations are found to be in violation of these or any of the other laws which govern our activities, any resulting penalties, damages, fines or other sanctions could adversely affect our ability to operate our business and our financial results.

Changes in the rates or methods of third party reimbursements may adversely affect our revenue and operations.

We derive a majority of our revenue from direct billings to patients and third party payors such as Medicare, Medicaid and private health insurance companies. As a result, any changes in the rates or methods of reimbursement for the services we provide could have a significant adverse impact on our revenue and financial results.

Government funding for healthcare programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy and determinations by intermediaries and governmental funding restrictions, all of which could materially impact program coverage and reimbursements for both ambulance and healthcare provider services. In recent years, Congress has consistently attempted to curb spending on Medicare, Medicaid and other programs funded in whole or part by the federal government. State and local governments have also attempted to curb spending on those programs for which they are wholly or partly responsible. This has resulted in cost containment measures such as the imposition of new fee schedules that have lowered reimbursement for some of our services and restricted the rate of increase for others, and new utilization controls that limit coverage of our services.

In addition, state and local government regulations or administrative policies regulate ambulance rate structures in some jurisdictions in which we conduct transport services. We may be unable to receive ambulance service rate increases on a timely basis where rates are regulated, or to establish or maintain satisfactory rate structures where rates are not regulated.

We believe that regulatory trends in cost containment will continue. We cannot guarantee that we will be able to offset reduced operating margins through cost reductions, increased volume, the introduction of additional procedures or otherwise. In addition, we cannot guarantee that federal, state and local governments will not impose reductions in the fee schedules or rate regulations applicable to our services in the future. Any such reductions could have a material adverse effect on our business, financial condition or results of operations.

Our contracts with healthcare facilities and marketing practices are subject to the federal Anti-Kickback Statute.

We are subject to the federal Anti-Kickback Statute, which prohibits the knowing and willful offer, payment, solicitation or receipt of any form of “remuneration” in return for, or to induce, the referral of business or ordering of services paid for by Medicare or other federal programs. “Remuneration” potentially includes discounts and in-kind goods or services, as well as cash. Certain federal courts have held that the Anti-Kickback Statute can be violated if “one purpose” of a payment is to induce referrals. Violations of the Anti-Kickback Statute can result in imprisonment, civil or criminal fines or exclusion from Medicare and other governmental programs.

In 1999, the Office of Inspector General of the Department of Health and Human Services (the “OIG”) issued an Advisory Opinion indicating that discounts provided to health facilities on the transports for which they are financially responsible potentially violate the Anti-Kickback Statute when the ambulance company also receives referrals of Medicare and other government-funded transports from the facility. The OIG has clarified that not all discounts violate the Anti-Kickback Statute, but that the statute may be violated if part of the purpose of the discount is to induce the referral of the transports paid for by Medicare or other federal programs, and the discount does not meet certain “safe harbor” conditions. In the Advisory Opinion and subsequent pronouncements, the OIG has provided guidance to ambulance companies to help them avoid unlawful discounts.

Like other ambulance companies, we sometimes provide discounts to our healthcare facility customers (nursing homes and hospitals). Although we have made reasonable attempts to comply with the OIG’s guidance on this issue, we can not be certain that the government will not allege that certain of our contractual discounts in effect violate the Anti-Kickback Statute. If we are found to have violated the Anti-Kickback Statute, we may be subject to civil or criminal penalties, including exclusion from the Medicare or Medicaid programs, or may be required to enter into settlement agreements with the government to avoid such sanctions. Typically, such settlement agreements require substantial payments to the government in exchange for the government to release its claims. Such a settlement may also require us to enter into a Corporate Integrity Agreement (“CIA”).

In addition to our contracts with healthcare facilities, other marketing practices or transactions entered into by us and our subsidiaries may implicate the Anti-Kickback Statute. Although we have attempted to structure our past and current marketing initiatives and business relationships to comply with the Anti-Kickback Statute, we cannot guarantee that the OIG or other authorities will not find that our marketing practices and relationships violate the statute.

Any changes in our ownership structure and operations require us to comply with numerous notification and reapplication requirements in order to maintain our licensure, certification or other authority to operate, and failure to do so, or an allegation that we have failed to do so, can result in payment delays, forfeiture of payment or civil and criminal penalties.

We and our affiliated healthcare providers are subject to various federal, state and local licensing and certification laws with which we must comply in order to maintain authorization to provide, or receive payment for, our services. For example, Medicare and Medicaid require that we complete and periodically update enrollment forms in order to obtain and maintain certification to participate in programs. Compliance with these requirements is complicated by the fact that they differ from jurisdiction to jurisdiction, and in some cases are not uniformly applied or interpreted even within the same jurisdiction. Failure to comply with these requirements can lead not only to delays in payment and refund requests, but in extreme cases can give rise to civil or criminal penalties.

In certain jurisdictions, changes in our ownership structure require pre-or post-notification to governmental licensing and certification agencies, or agencies with which we have contracts. Relevant laws in some jurisdictions may also require re-application or re-enrollment and approval to maintain or renew our licensure, certification, contracts or other operating authority. Similarly, the change in corporate structure and ownership in connection with this offering may require us to give notice, re-enroll or make other applications for authority to continue operating in various jurisdictions.

If an agency requires us to complete the re-enrollment process prior to submitting reimbursement requests, we may be delayed in payment, receive refund requests or be subject to recoupment for services we provide in the interim. The change in ownership effected by our acquisition of additional subsidiaries or this offering may require us to re-enroll in one or more jurisdictions, in which case reimbursement from the relevant government program is likely to be deferred for several months. This would affect our cash flow but would not affect our net revenue. We do not expect the impact of this deferral to be material to us unless several jurisdictions require us to re-enroll.

While we have made reasonable efforts to substantially comply with these requirements in connection with prior changes in our operations and ownership structure, and will do so in connection with this offering, we cannot guarantee that the agencies that administer these programs or have awarded us contracts will not find that we have failed to comply in some material respects. A finding of non-compliance and any resulting payment delays, refund demands or other sanctions could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to effectively adapt to changes in the healthcare industry, our business may be harmed.

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. We anticipate that Congress and state legislatures may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the healthcare delivery system.

We cannot guarantee as to the ultimate content, timing or effect of changes, nor is it possible at this time to estimate the impact of potential legislation. Further, it is possible that future legislation enacted by Congress or state legislatures could adversely affect our business or could change the operating environment of our customers. It is possible that changes to the Medicare or other government program reimbursements may serve as precedent to similar changes in other payors’ reimbursement policies in a manner adverse to us. Similarly, changes in private payor reimbursements could lead to adverse changes in Medicare and other government payor programs which could have a material adverse effect on our business, financial condition or results of operations.

Risk Factors Relating to Our Stock

There has been no public market for our common stock. An active trading market for our common stock may not develop or be sustained after this distribution. The lack of a public market may impair the value of shares of our common stock and the ability to sell them at any time.

There is no active trading market for our common stock, and if a market for our common stock does not develop our investors will be unable to sell their shares.

There is currently no active trading market for our common stock and such a market may not develop or be sustained. We currently plan to apply to have our common stock listed on the NASDAQ Stock Market. In order to do this, we must file an application with NASDAQ and meet all of its required listing standards. We cannot provide our investors with any assurance that our common stock will be traded on the NASDAQ Stock Market or, if traded, that a public market will materialize. If our common stock is not listed on the NASDAQ Stock Market or if a public market for our common stock does not develop, then investors may not be able to resell the shares of our common stock that they have received in the Spin-off and may lose all of their investment.

The price at which investors purchase our common shares may not be indicative of the price that will prevail in the trading market, if a trading market is ever established. Investors may be unable to sell their common shares at or above their purchase price, which may result in substantial losses. The volatility in our common share price may subject us to securities litigation.

The market price of our common stock, if listed, is likely to be highly volatile and could fluctuate widely in price in response to various factors. First, if our common stock is listed, we will likely have relatively few common shares outstanding in the “public float” since most of our shares are held by a small number of shareholders. In addition, if listed, our common shares will likely be sporadically or thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without a material reduction in share price. Second, we are a speculative or “risky” investment due to our limited operating history and lack of profits to date. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Additionally, in the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our common stock is subject to the “Penny Stock” rules of the SEC, which make transactions in our common stock cumbersome and may reduce the value of an investment in our common stock.

Our securities are subject to the “penny stock rules” adopted pursuant to Section 15(g) of the Securities Exchange Act of 1934, as amended. The penny stock rules apply generally to companies whose common stock trades at less than $5.00 per share, subject to certain limited exemptions. Such rules require, among other things, that brokers who trade “penny stock” to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade “penny stock” because of the requirements of the “penny stock rules” and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the “penny stock rules” for any significant period, there may develop an adverse impact on the market, if any, for our securities. Because our securities are subject to the “penny stock rules,” investors will find it more difficult to dispose of our securities. Further, it is more difficult: (i) to obtain accurate quotations, (ii) to obtain coverage for significant news events because major wire services, such as the Dow Jones News Service, generally do not publish press releases about such companies, and (iii) to obtain needed capital.

We do not intend to pay cash dividends.

We do not intend to pay cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current, as well as any future, financing agreements may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be investors’ sole source of potential gain for the foreseeable future.

Our issuance of additional common shares or preferred shares, or options or warrants to purchase those shares, would dilute investors’ proportionate ownership and voting rights. Our issuance of preferred shares, or options or warrants to purchase those shares, could negatively impact the value of investors’ investment in our common shares as the result of preferential voting rights or veto powers, dividend rights, disproportionate rights to appoint directors to our board, conversion rights, redemption rights and liquidation provisions granted to the preferred shareholders, including the grant of rights that could discourage or prevent the distribution of dividends to shareholders, or prevent the sale of our assets or a potential takeover of our Company that might otherwise result in shareholders receiving a distribution or a premium over the market price for investors’ common shares.

We are entitled, under our certificate of incorporation to issue up to 300,000,000 common and 50,000,000 “blank check” preferred shares. After taking into consideration our outstanding common and preferred shares as of April 10, 2007, we will be entitled to issue up to 271,851,305 additional common shares and 50,000,000 preferred shares. Our board may generally issue those common and preferred shares, or options or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. Any preferred shares we may issue shall have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development and marketing plans. It is also likely that we will be required to issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our various stock plans. We cannot guarantee that we will not issue additional common or preferred shares, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors, officers and employees under our certificate of incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers and employees.

Our certificate of incorporation contains provisions which eliminate the liability of our directors for monetary damages to our Company and shareholders to the maximum extent permitted under Florida corporate law. Our bylaws also require us to indemnify our directors to the maximum extent permitted by Florida corporate law. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our Company and shareholders.